ORIGINAL
24-10379



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

METATRON, INC.

(Exact Name of Registrant in its Charter)

Delaware	**5990**	**27-0298575**
(State or other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification No.)



160 Greentree Drive
Suite 101
Dover, DE 19904
(302) 861-0431
(Address and Telephone Number of Registrant's Principal Executive Offices and Principal Place of Business)

160 Greentree Drive
Suite 101
Dover, DE 19904
(302) 861-0431
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:
Allen C. Tucci, Esq.
Suite 1800
1650 Market Street
Philadelphia, PA 19103
Tel. No.: (215) 913-2782
Fax No.: (215) 864-7000

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILIED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A

PART I- NOTIFICATION

ITEM 1. Significant Parties.

List the full names and business and residential addresses, as applicable for the following persons:

(a) the issuer's directors:

Ralph Joseph (Joe) Riehl
160 Greentree Drive, Suite 101, Dover, DE 19904

Dennis Sluka

160 Greentree Drive, Suite 101, Dover, DE 19904

(b) the issuer's officers:

Ralph Joseph (Joe) Riehl
Chief Executive Officer (CEO), President, and Secretary
160 Greentree Drive, Suite 101, Dover, DE 19904

Dennis Sluka
Chief Operating Officer (COO)
160 Greentree Drive, Suite 101, Dover, DE 19904

(c) the issuer's general partners:

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Ralph Joseph (Joe) Riehl
160 Greentree Drive, Suite 101, Dover, DE 19904

Dennis Sluka
160 Greentree Drive, Suite 101, Dover, DE 19904

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Ralph Joseph (Joe) Riehl
160 Greentree Drive, Suite 101, Dover, DE 19904

Dennis Sluka
160 Greentree Drive, Suite 101, Dover, DE 19904

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering:

Allen C. Tucci, Esq.
Suite 1800, 1650 Market Street
Philadelphia, PA 19103

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: N/A

(k) the underwriter's officers: N/A

(l) the underwriter's general partners: N/A

(m) counsel to the underwriter: N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provision set forth in Rule 262.

None are.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

Not Applicable

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Delaware.

The Issuer is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled, "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Issuer made the following unregistered sales of shares of its Common Stock during the one year prior to the filing of this Form 1-A:

None

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The securities sales described under paragraph 5(a) were sold under Rules 504 or 506 of Regulation D of the Securities Act of 1933. The securities were sold only to accredited investors, known to the Issuer, without any general solicitation.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

> (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
>
> (2) To stabilize the market for any of the securities to be offered;
>
> (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer does not intend to do so.

OFFERING CIRCULAR

METATRON, INC.

1,000,000,000 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $1,000,000

Purchase Price: $0.001 per share or such lower amount as determined by the Investment Agreement

Metatron, Inc., a Delaware corporation ("Metatron," the "Company," or "we") hereby offers (the "Offering") 1,000,000,000 shares (the "Shares") of its common stock, par value $0.001 per share (the "Common Stock") at a purchase price per share of $0.001, up to an aggregate purchase price of $1,000,000. This offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $1,000,000 have been sold, or until July 31, 2015, whichever is earlier. The purchase price will be adjusted based upon the terms of the Investment Agreement, which provides that the Shares may be purchased by Macallan Partners, LLC at a seventy-five percent (75%) discount to the lowest traded price of the Shares during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan Partners of a put notice (as provided for in the Investment Agreement), or a seventy-five percent (75%) discount to the closing bid on the day of the put notice, whichever is lower.

The offering is being conducted on a "best efforts" basis, which means that our officers will use their commercially reasonable best efforts in an attempt to sell the Shares. The officers will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, the officers will rely on the safe harbor from broker-dealer registration, set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.001 per Share. If all of the Shares are purchased, the gross proceeds to us will be $1,000,000, or such lower amount as provided for in the Investment Agreement. However, since the Offering is being conducted on a "best efforts" basis, there is no minimum number of Shares that must be sole, meaning we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Metatron is a digital content aggregator and distributor of downloadable content apps, available in Internet stores. We occasionally provide professional consulting services in the areas of web development, mobile software, online marketing, "Pay-per-Click" (PPC) management, SEO services and corporate strategy to our content generator clients and internet-based businesses.

We also provide fully integrated internet professional services to our clients to enable them to create, develop and enhance their interactive capabilities. We develop Internet services and strategies that add value to our clients' businesses. The services we provide include strategic planning, Web site content development, graphic design and computer programming.

The mailing address of our office is: 160 Greentree Drive, Suite 101, Dover, DE 19904. Our phone number is: (302) 861-0431.

Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors," beginning on Page 15 of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	**Commissions**	**Net Proceeds (25% of Shares Sold)**	**Net Proceeds (50% of Shares Sold)**	**Net Proceeds (75% of Shares Sold)**	**Net Proceeds (100% of Shares Sold)**
Per Unit(1)	$0.001	NOT APPLICABLE	$0.001	$0.001	$0.001	$0.001
Total (2)	$1,000,000	NOT APPLICABLE	$250,000	$500,000	$750,000	$1,000,000

(1) Specified price subject to adjustment based on variable pricing in the Investment Agreement. See discussion of "Investment Agreement"
(2) Before deducting expenses of the Offering, which are estimated to be approximately $15,000. Subject to change based on variable pricing in the Investment Agreement.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The approximate date of proposed sale to the public: As soon as practicable after the offering is qualified (the "Effective Date").

The date of this Offering Circular is May [___], 2014.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR DELAWARE RESIDENTS ONLY: THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DELAWARE SECURITIES ACT.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before investing in the Shares.

You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company, discussed under the "Risk Factors" section of the Offering Circular before making an investment decision.

Some of the statements in this Offering Circular are forward-looking statements. See the Section entitled, "Cautionary Statement Regarding Forward-Looking Statements."

Business Overview

General

Metatron, Inc. is a Delaware corporation, which was formed as USA Polymers Inc., on November 17, 2000. The name of the Company was later changed to Metatron, Inc. Ralph Joseph (Joe) Riehl and Dennis Sulka are the controlling stockholders of the Company. Our offices are located at 160 Greentree Drive, Suite 101, Dover, Delaware. Our phone number is (302) 861-0431.

The names and history of the Issuer's predecessors:

XRG Inc. – January 16, 2002 to April 24, 2009

USA Polymers Inc. – November 17, 2000 to January 16, 2002

We were incorporated on November 17, 2000 as USA Polymers Inc. We changed our name to XRG Inc. and began operations as a holding company that owned subsidiary interstate trucking companies on July 23, 2001.

On March 24, 2009 we entered into a joint venture agreement with Rcomm Inc. under which we have pursued our current business strategy.

The Business Plan

Today we operate as a digital content aggregator and distributor of downloadable content apps, available in Internet stores. We occasionally provide professional consulting services in the areas of web development, mobile software, online marketing, "Pay-per-Click" (PPC) management, SEO services and corporate strategy to our content generator clients and internet-based businesses.

We also provide fully integrated internet professional services to our clients to enable them to create, develop and enhance their interactive capabilities. We develop Internet services and strategies that add value to our clients' businesses. The services we provide include strategic planning, Web site content development, graphic design and computer programming.

The Offering

Issuer:	Metatron, Inc., a Delaware corporation.
Security Offered:	Shares of Common Stock, par value $0.001
Price per Share:	$0.001 (subject to change based upon the variable pricing terms contained in the Investment Agreement.
Minimum Offering:	None.
Maximum Offering:	$1,000,000 (1,000,000,000 Shares)
Minimum Investment:	None.
Offering Period:	The Offering commenced on May [__], 2014, and will close upon the earlier of (1) the sale of the Shares with an aggregate sales price of $1,000,000, or (2) July 31, 2015.
Voting Rights:	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Delaware General Corporation Law.
Dividends:	We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future.

Dilution:	Purchasers of Shares of our Common Stock will suffer an immediate dilution of $.00037 per share.
Use of Proceeds:	The net proceeds of this offering will be used primarily for marketing, product development, content licensing, payroll, and general and administrative expenses. In addition, some of the proceeds will be used for other corporate purposes. Expenses of the Offering are estimated to be approximately $15,000.
Trading our Shares	Shares of our Common Stock are thinly traded on the OTC Markets Group.
Exchange Act Disclosure:	The Company is not required to provided disclosure pursuant to the Exchange Act.
Risk Factors:	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in Delaware and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. The offering is being conducted on a "best efforts" basis, which means our officers will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commissions or remuneration to any person, including the officers of the Company, for the sale of any securities in this offering.

Investment Agreement with Macallan Partners

On April 25, 2014, we entered into an investment agreement with Macallan Partners, LLC ("Macallan"). Pursuant to the terms of the Macallan Investment Agreement, Macallan commits purchase up to $1,000,000 of our common stock over a period of up to eighteen (18) months while this offering is effective. From time to time during the eighteen (18) months period commencing from the effectiveness of the qualification of this Offering, we may deliver a put notice to Macallan which states the dollar amount that we intend to sell to Macallan on a date specified in the put notice. The maximum investment amount per notice shall be no more than three hundred fifty percent (350%) of the average daily volume of the common stock for the ten consecutive trading days immediately prior to date of the applicable put notice. The purchase price per share to be paid by Macallan shall be calculated at a seventy-five percent (75%) discount to the lowest trading price of the common stock as reported by Bloomberg, L.P. during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan of the put notice, or a seventy-five percent discount to the closing bid on the day of the put notice, whichever is lower.

Macallan Partners will periodically purchase our common stock under the Macallan Partners Investment Agreement may, in turn, sell such shares to investors in the market at the market price. This may cause our stock price to decline, which will require us to issue increasing numbers of common shares to Macallan Partners to raise the same amount of funds, as our stock price declines.

Summary Financial Information
Balance Sheet Data

Metatron, Inc
Balance Sheet
As of February 28, 2014
(Unaudited)

ASSETS	
Current Assets	
Cash and Cash Equivalents	385
Receivables	68,457
Total Current Assets	68,842
Fixed Assets	
Property & Equipment, Net	1,474
Total Fixed Assets	1,474
Other Assets	
Acquisition of RComm	14,935
Acquistion of IMobilize	149,750
Acquistion of Just Data	100,000
Acquistion of PB Magic	750,000
Content	154,470
Total Other Assets	1,169,155
TOTAL ASSETS	1,239,471
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	

Accounts Payable	
Other Current Liabilities	-
Total Other Current Liabilities	-
Total Current Liabilities	-
Long Term Liabilities	
Notes Payable	66,388
Total Long Term Liabilities	66,388
Total Liabilities	66,388
Equity	
Retained Earnings	(6,954,177)
Shareholders' Equity	
Preferred Stock $.001 Par Value: 5,000,000 Shares Authorized: 1 SH Issued and Outstanding as of 2/28/14	100
Common Stock $.001 Par Value: 600,000,000 Shares Authorized:589,634,458 Issued and Outstanding as of 2/28/14	589,634
Paid in Capital	7,516,507
Total Shareholders' Equity	8,106,241
Retained (Loss)/Earning	21,019
Total Equity	1,173,083
TOTAL LIABILITIES & EQUITY	1,239,471

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this Prospectus before making an investment decision with regard to our securities. The statements contained in or incorporated into this Prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have limited operating history. Revenues from operations are uncertain and may not be able to be sustained.

We have a limited operating history. From inception we have minimal income. We have reported a net loss of $6,954,177 from the date of inception through December 31, 2013. We expect to continue to incur minimal net income and marginally positive cash flow from operations in the near future, and we will continue to experience losses for at least as long as it takes our company to reach a sales level which will support profitable operations. There can be no assurance that we will achieve material revenues in the future. Should we achieve a level of revenues that make us profitable, there is no assurance that we can maintain or increase profitability levels in the future.

Our lack of any operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

We do not have any material operating history, which makes it impossible to evaluate our business on the basis of historical operations. Our history as a company makes it difficult for us to predict future performance. Although this is true for any business, it is particularly true for us because of our limited operating history.

Together, two of our stockholders have the ability to significantly influence any matters to be decided by the stockholders, which may prevent or delay a change in control of our company.

The officers currently own approximately 10% of our common stock on a fully diluted basis, as a group. As a result, they could exert considerable influence over the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholders in favor of a matter that is opposed by these two stockholders would have to obtain a significant number of votes to overrule the collective votes of the officers.

Mr. Riehl and Sluka are key personnel. Loss of either of them could adversely affect our business.

If either Mr. Riehl or Mr. Sluka were to die, become disabled, or leave our company, we would be forced to retain individuals to replace them. There is no assurance that we can find suitable persons to replace them if that becomes necessary. We have no "Key Man" life insurance at this time and there are no employment agreements for Mr. Riehl and Mr. Sluka.

We are subject to intense competition

We face intense competition, which could harm our business, and we expect competition to intensify in the future. Our market is relatively new, intensely competitive, highly fragmented and subject to rapid technological change. We expect competition to intensify and increase over time because:

• there are few barriers to entering the online content distribution business;
• the Internet industry is consolidating;
• many of our competitors are forming cooperative relationships; and
• almost all of our competitors have longer operating histories, greater name recognition, larger established client bases, longer client relationships and significantly greater financial, technical, personnel and marketing resources than we do. Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential clients, employees and strategic partners.

Further, our competitors may have technology and the capability to perform Internet services that are equal or superior to ours or that achieve greater market acceptance than our products. We have no patented or other proprietary technology that would limit competitors from duplicating our services. We must rely on the skills of our personnel and the quality of our client service. Increased competition is likely to result in price reductions, reduced gross margins additional marketing expenses and loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that we will be able to compete successfully against existing or future competitors.

If we fail to remain competitive, then our revenues may decline, which could adversely affect our future operating results and our ability to grow our business.

We are dependent upon other companies and are subject to sever concentration risk.

Our business is subject to certain risks and concentrations including dependence on third party internet service providers, exposure to risks associated with online commerce security and credit card fraud. Significant changes in this industry or changes in customer buying behavior or advertiser spending behavior, including those changes that may result from the current economic downturn, could adversely affect our operating results.

We will have to compete for financing and for qualified managerial and technical employees.

Our industry is intensely competitive. Competition includes large established companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to compete on a favorable basis with other companies both in sales, and in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our business plans could be slowed down or suspended.

We are potentially subject to unknown regulations

From time to time, bills which attempt to regulate various aspects of the internet are introduced in Congress and various state legislatures. We expect that such bills will continue to be introduced from time to time. However, we have no way to predict whether any law relating to the internet which may ultimately be enacted in the future will have an adverse impact on our operations or business plan. Governmental regulation may adversely impact our ability to achieve profitability.

Demand for our services cannot be predicted

While we believe that there is considerable potential demand for our services, there is no way to estimate the amount of demand or the potential revenue that we can realize in any given time period. Likewise, we cannot estimate how quickly or efficiently demand will result in any particular level of revenue or income for us.

Risks Related to Our Common Stock

We may conduct further offerings in the future in which case investors' shareholdings will be diluted.

Since our inception, we have relied on sales of our common stock to fund our operations. We have signed certain investment agreements with Macallan Partners, for up to $1,000,000 through sales of our common stock. Such investment agreements grant the investors the ability to buy a substantial number of shares of common stock of the Company in this Offering at a price that is at a discount to the market price. We may conduct further equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. We anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. If we issue additional stock, investors' percentage interests in us will be diluted. The result of this could reduce the value of current investors' stock.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

Our common stock is subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. We are subject to the SEC's penny stock rules.

Since our common stock is deemed to be penny stock, trading in the shares of our common stock is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. "Accredited investors" are persons with assets in excess of $1,000,000 (excluding the value of such person's primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in our common stock and may affect the ability of our stockholders to sell their shares of common stock.

There can be no assurance that our shares of common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock was exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, our stockholders will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or ourselves. In addition, the OTCBB is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Trading in our common stock on the OTC Bulletin Board is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common stock is currently listed for public trading on the OTC Bulletin Board. The trading price of our common stock has been subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common stock will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Macallan Partners will pay less than the then-prevailing market price for our common stock.

The common stock to be issued to Macallan Partners pursuant to the Macallan Partners Investment Agreement will be purchased at a 75% discount to the lowest trading price of our common stock during the fifteen (15) consecutive trading days immediately before Macallan Partners receives our notice of sale, or a 75% discount to the closing bid on the day of the put notice, whichever is lower. Macallan Partners has a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price, and may do so. If Macallan Partners sells the shares, the price of our common stock could decrease. If our stock price decreases, Macallan Partners may have a further incentive to sell the shares of our common stock that it holds. These sales may have a further impact on our stock price.

Your ownership interest may be diluted and the value of our common stock may decline by exercising the put right pursuant to the Macallan Partners Investment Agreement.

Pursuant to the Macallan Partners Investment Agreement, when we deem it necessary, we may raise capital through the private sale of our common stock to Macallan Partners at a price equal to a 75% discount to the lowest trading price of our common stock during the fifteen (15) consecutive trading days immediately before Macallan Partners receives our notice of sale, or a 75% discount to the closing bid on the day of the put notice, whichever is lower. Because the put price is lower than the prevailing market price of our common stock, to the extent that the put right is exercised, your ownership interest may be diluted.

Certain restrictions on the extent of puts and the delivery of advance notices may have little, if any, effect on the adverse impact of our issuance of shares in connection with the Macallan Partners Investment Agreement, and as such, Macallan Partners may sell a large number of shares, resulting in substantial dilution to the value of shares held by existing shareholders.

Macallan Partners has agreed, subject to certain exceptions listed in the Macallan Partners Investment Agreement, to refrain from holding an amount of shares which would result in Macallan Partners or its affiliates owning more than 4.99% of the then-outstanding shares of our common stock at any one time. These restrictions, however, do not prevent Macallan Partners from selling shares of common stock received in connection with a put, and then receiving additional shares of common stock in connection with a subsequent put. In this way, Macallan Partners could sell more than 4.99% of the outstanding common stock in a relatively short time frame while never holding more than 4.99% at one time.

USE OF PROCEEDS

We will receive proceeds from the sale of securities pursuant to the Macallan Partners Investment Agreement. The proceeds received from any "Puts" tendered to Macallan Partners under the Macallan Partners Investment Agreement will be used for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Shares of Common Stock sold in this Offering will exceed the net tangible book value per share of Common Stock after the Offering. If you invest in Common Stock, your shares will be diluted to the extent of the difference between the offering price per share of the Share, and the pro forma net tangible book value per share of our Common Stock after the Offering.

Our pro forma net tangible book value as of December 31, 2013, was $3,928, or $0.00000666 per share of our Common Stock. We calculate net tangible book value per share by calculating our total tangible assets less liabilities and dividing it by the number of outstanding shares of our Common Stock.

After giving effect to the sale of 1,000,000,000 Shares of our Common Stock in this offering at a price of $0.001 or such price as may be determined pursuant to the Macallan Partners Investor Agreement (which, as of December 31, 2013, would have been $0.003), and after deducting estimated offering expenses of $15,000, payable by us, our net tangible book value, which we refer to as our pro forma net tangible book value, as of December 31, 2013, would have been approximately $988,928 or $0.00062 per share of our Common Stock.

This amount represents an immediate increase of our pro forma net tangible book value of $.00154334 per share to our existing stockholders, and an immediate dilution in our pro forma net tangible book value of $.00037 per Share to new investors purchasing the Shares of our Common Stock at the offering price. We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the offering price paid by the new investor.

The dilution associated with the offering is as follows:

	Offering	250,000,000 shares issued	500,000,000 shares issued	1,000,000,000 shares issued
Offering price	$ 0.001	$ 250,000	$ 500,000	$ 1,000,000
Net Tangible Book Value Before Offering (per share)	$0.0000066	$ 0.0000066	$ 0.0000066	$ 0.0000066
Net Tangible Book Value After Offering (per share)	$	$ 0.00043	$ 0.00046	$ 0.00062
Dilution per share to Investors	$	$ 0.00057	$ 0.00054	$ 0.00038
Dilution percentage to Investors	%	57%	54%	38%

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering shall be offered by the officers of the Company, through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

The Shares will also be sold pursuant to the Macallan Partners Investment Agreement. Pursuant to the terms of the Macallan Investment Agreement, Macallan commits purchase up to $1,000,000 of our common stock over a period of up to eighteen (18) months while this offering is effective. From time to time during the eighteen (18) months period commencing from the effectiveness of the qualification of this Offering, we may deliver a put notice to Macallan which states the dollar amount that we intend to sell to Macallan on a date specified in the put notice. The maximum investment amount per notice shall be no more than three hundred fifty percent (350%) of the average daily volume of the common stock for the ten consecutive trading days immediately prior to date of the applicable put notice. The purchase price per share to be paid by Macallan shall be calculated at a seventy-five percent (75%) discount to the lowest trading price of the common stock as reported by Bloomberg, L.P. during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan of the put notice, or a discount of seventy-five percent (75%) of the closing bid on the day of the put notice, whichever is lower.

Macallan Partners will periodically purchase our common stock under the Macallan Partners Investment Agreement may, in turn, sell such shares to investors in the market at the market price. This may cause our stock price to decline, which will require us to issue increasing numbers of common shares to Macallan Partners to raise the same amount of funds, as our stock price declines.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver a Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Agreement which accompanies this Offering Circular.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.
This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment/ See, "Risk Factors."

The Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Delaware and with such other state securities regulatory authorities as we may determine from time to time.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 1,000,000,000 Shares of our Common Stock in this Offering at an offering price of $.01 will be approximately $1,000,000 before deducting our estimated offering expenses of approximately $15,000.

We intend to use the net proceeds of this offering primarily for marketing, product development and content licensing. Specifically, assuming gross proceeds to the Company of approximately $1,000,000. We anticipate allocating the proceeds to the following uses:

Marketing	$ 150,000
Product Development	$ 150,000
Content Licensing	$ 300,000
Payroll	$ 175,000
Equipment	$ 25,000
G&A	$ 100,000
Contingency	$ 100,000

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our Common Stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, and contractual obligations or limitations and other factors that our Board of Directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements. When used in this Offering Circular or in any other presentation, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," "may," "project," "plan" or "continue," and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this Offering Circular are based upon our management's beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and our future financial condition and results.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors. As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on our behalf. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

DESCRIPTION OF BUSINESS

Overview

Today we operate as a digital content aggregator and distributor of downloadable content apps, available in Internet stores. We occasionally provide professional consulting services in the areas of web development, mobile software, online marketing, "Pay-per-Click" (PPC) management, SEO services and corporate strategy to our content generator clients and internet-based businesses.

We also provide fully integrated internet professional services to our clients to enable them to create, develop and enhance their interactive capabilities. We develop Internet services and strategies that add value to our clients' businesses. The services we provide include strategic planning, Web site content development, graphic design and computer programming.

The following is a description of the scope of our services:

Date and State of Incorporation:

The Issuer was incorporated in the State of Delaware as USA Polymers Inc., on November 17, 2000

Issuers Fiscal Year End Date:
The Issuer's fiscal year end is December 31.

Principal Products or Services, and Their Markets:

Governmental Regulation

Our business is not specifically regulated by the federal government or any state or local government. We do not anticipate any new regulations that would have any material effect on our business as currently conducted or as proposed to be conducted. We do not anticipate having any material expenses relating to compliance with governmental regulations in the future. Government approval is not required for the provision of any of our services.

Intellectual Property

We do not own any patents or trademarks. We own proprietary software, which we have developed and which we protect as a trade secret.

Description of Property:

We currently rent our corporate domicile on a yearly basis in Dover, Delaware at a cost of $1,200/year. Our business is completely operated over the internet, which allows our personnel to work from their homes or other locations as they deem necessary. At this time the Company feels that this space adequately meets the needs of the Company.

Description of the Business:

Today we operate as a digital content aggregator and distributor of downloadable content apps, available in Internet stores. We occasionally provide professional consulting services in the areas of web development, mobile software, online marketing, "Pay-per-Click" (PPC) management, SEO services and corporate strategy to our content generator clients and internet-based businesses.

We also provide fully integrated internet professional services to our clients to enable them to create, develop and enhance their interactive capabilities. We develop Internet services and strategies that add value to our clients' businesses. The services we provide include strategic planning, Web site content development, graphic design and computer programming.

The following is a description of the scope of our services:

We were incorporated in the State of Delaware as USA Polymers Inc., on November 17, 2000. Our fiscal year end is December 31.

Principal Products or Services, and Their Markets:

We operated as a holding company which operated trucking companies from July 23, 2001 until March 24, 2009 when we executed a joint venture agreement with Rcomm Inc. to operate as an Internet consultant prior to the acquisition of Rcomm on June 3, 2009.

Strategic Services. After a thorough analysis, we help clients develop internet strategies for their businesses in the context of their overall corporate and marketing goals. Whether for an existing project in need of a new vision, or a new idea looking to be solidified into a viable venture, we have the creative expertise to help determine the best course of action.

Our strategic services include:

- Concept creation, service selection, and campaign strategy
- Detailed reports and market insights

• Strategic direction based on market research
• Strategic competition campaign analysis

We also help our clients use the internet as an effective means of dealing with their customers. We specialize in robust, turnkey website development that reflects the entire B2B or B2C relationship, including:

• Introducing relevant, customized information, products and services.
• Demonstrating the benefits of client products and services.
• Permitting customers to efficiently effect transactions with our clients.

Creative Services. We assist our clients in producing digital content and designing websites that are user-friendly and that effectively present our clients' products and services. Management has been involved with the internet, and ecommerce in particular, since its infancy and puts this depth of experience to work for our client base. We work very closely with our clients to create published content that fits their business and captures the consumer's attention, but also makes sure to address vital criteria such as:

• Projecting a professional image
• Offering informative content
• Including user-friendly navigation
• Incorporating fast-loading graphics

Regarding e-commerce solutions, our e-commerce stores (both storefronts and backend) and online catalogs allow clients to display products or services and collect payment details from their websites. Whether integrating an existing business with the power of the web or starting from scratch, the company uses the latest technology and feature-rich programming which allows clients to fully manage their store or catalog without special software or advanced computer skills.

In summation, we advise clients on how they can bring their digital content online and develop the tools and strategy necessary to maximize the probability of success.

Our products and services are distributed on the Internet through advertising and through word of mouth promotion by our existing clients.

We have publicly announced the following deals to acquire content from the owners through purchase or license, for processing and sale as downloadable mobile and multi-media apps, during 2012. The status as of November 11, 2013 are as follows:

• Travel Video Store-100 apps deployed, 1 mega-App in development
• Glenn Harrold-45 apps deployed, more mega-Apps in development
• Gary Zukav-1 mega-App in development
• Eckhart Tolle Tv-16 apps deployed updates to mega-App in development
• Metatron-owned content – Over 300 apps for sale with multiple mega-Apps in development
• Miscellaneous Content Providers – 200 apps for sale and multiple mega-Apps in development

We do not utilize raw materials in our business. Our principal suppliers are Amazon for internet bandwidth and AT&T for mobile phone service. We also utilize Macintosh computers manufactured by Apple Inc.

On January 29, 2010, iMobilize filed for patent protection on its proprietary mobile content delivery system, which the Company has branded as "SyncStream." It is a streaming video application which allows an increase in the capacity and speed of mobile application content deployment.

Government approval is not required for the provision of any of our services.

Employees

The Company's active business operations currently employ 6 people, 3 or which are full-time employees.

Customers

We have 20 corporate customers. Our largest customer is Diviniti Publishing. The loss of this customer would have a significant adverse effect on our business.

Research and Development

During 2012 and 2013 we spent $80,000 and $100,000 respectively on research and development of our technology.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

OUR MANAGEMENT

The officers and directors comprise:

Ralph Joseph (Joe) Riehl, Age 46
Director, Chief Executive Officer (CEO), President, and Secretary
Business Address: 160 Greentree Drive, Suite 101, Dover, DE 19904
Term of office began on 1/15/2009 and continues until 1/15/2015.

Dennis Sluka, Age 49
Director and Chief Operating Officer (COO)
Business Address: 160 Greentree Drive, Suite 101, Dover, DE 19904
Term of office began on 1/15/2009 and continues until 1/15/2015.

There are no family relationships between any officers, directors and employees of the Company.

Instruction:

The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.

CEO Ralph J. Riehl

Mr. Riehl attended the University of California at San Diego pursuing a double major in Computer Science and Economics. He was recruited late in his senior year to join Electric Pencil Inc., a graphic design and advertising company whose clients included major music and movie studios, as a new media specialist. Within one year he was appointed to the position of Vice President of Operations for that company's Hollywood and LA offices which had over sixty combined employees. Projects he managed during this time included the production of many top-selling movie and music titles.

Mr. Riehl then formed RS International Inc., a web-design and online marketing company. During this time Joe managed online marketing campaigns and traffic development programs that focused on maximizing revenue. For the first time in advertising history the Internet offered a way to precisely track ad spending vs. ad revenue and RSI capitalized on this for their clients. RSI was also one of the first companies to market cell-phones on-line, and one of the first to offer search engine optimization.

Mr. Riehl then focused on the opportunities in the search engine advertising market (SEM) in 1999 by creating RComm Inc. with the intention to offer clients a systematic way to track ad spending and the ability to ramp up marketing budgets with predictable results. Since that time, RComm has acted as a consulting firm for a wide-variety of companies seeking to develop and capitalize on their online presence.

During this time, Mr. Riehl also produced a television series pilot called The Chronicles. He also consulted and marketed music artists and seminar leaders selling their audio and videos online. One of his projects, Emote, was the number one downloaded alternative band on mp3.com.

Seeing the future of online commerce being highly dependent on information management, Mr. Riehl was instrumental in the development of PB Magic, Inc. ("PBM") with online database and e-commerce expert, and company COO, Denis Sluka. During this time, Mr. Riehl managed the development of PBM web-sites and managed the on-line sales and credit-card processing for numerous companies.

COO Denis Sluka

A self-taught entrepreneur and with over 15 years of development, database and ecommerce expertise, Mr. Sluka is co-founder of Company subsidiaries PB Magic and CupidsDevil, as well has heading up development for i-Mobilize. Prior to co-founding the companies, he served as inventory database programmer and manager for high-end mens' clothing designer and manufacturer, Mario Valente. Prior to that, he served with NY-based Croman Real Estate as its listings database developer. Under his company, Spidermade, Inc., he also designed and developed the websites of clothing designer, Sigrid Olsen, FashionMall.com, Car and Driver, and Smashbox Cosmetics. His deep design and programming experience are crucial to the Company's ongoing success. Mr. Sluka attended Queensborough Community College -and majored in Liberal Arts.

Remuneration of Directors and Officers

Each officer received a salary of $3,000 per month during the last fiscal year for a total of $72,000 for the two officers combined. Additionally, each officer received 5,000,000 shares of stock in the Company each quarter in the last fiscal year.

Security Ownership of Management and Certain Security holders

The following table sets forth information as of February 28, 2014, regarding the beneficial ownership of shares of our Common Stock by our directors, and executive officers, individually, and as a group and by each person known to us to own 10% or more voting and investment power with respect to our outstanding shares. Except as otherwise noted in the footnotes, below, each person below has sole voting and investment power with respect to such securities.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of class
Common Stock	Ralph Joseph (Joe) Riehl 160 Greentree Dr Dover, DE 19904	27,000,000	27,000,000	5.07%
Common Stock	Denis Sluka 160 Greentree Dr Dover, DE 19904	27,000,000	27,000,000	5.07%
Series "A" Preferred Stock	Ralph Joseph (Joe) Riehl	1	1	100%
Officers and Directors as a Group		54,000,000	54,000,000	10.14%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last fiscal year, each Director of the Company was awarded 1,000,000 shares of the Company's Common Stock in each calendar quarter.

On August 5, 2009, a shareholder advanced the amount of $25,000 to the company and we agreed to issue 67,568 shares of our restricted common stock to PHP Holdings, Inc., a Belize corporation. These shares were issued during the fourth quarter of 2009.

On August 20, 2009, a shareholder advanced the amount of $4,500 to the company and we agreed to issue 12,162 shares of our restricted common stock to PHP Holdings, Inc., a Belize corporation. These shares were issued during the fourth quarter of 2009.

The company incurred accumulated advances from a shareholder in the amount of $23,343. This amount was repaid by a third party on October 1, 2009.

There are no further related party transactions

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent fiscal year end. The historical data in the table is derived from and should be read in conjunction with our financial statements, included in this Offering Circular and in conjunction with the "Use of Proceeds" section.

	As of 2/28/14	As Adjusted 50,000,000 Shares	As Adjusted 1,000,000,000 Shares
Debt:			
Short- Term Debt	$0	$0	$0
Long-Term Debt (average interest rate 6.5%	$66,388	$66,388	$66,388
Total Debt	$66,388	$66,388	$66,388
Stockholder's Equity (deficit):			
Preferred stock – par or stated value (by class of preferred in order of preferences)			
Preferred Stock	$100	$100	$100
Series A Preferred Stock	$0	$0	$0
Common Stock $.001 Par Value:	$589,634	$639,634	$689,634
Additional Paid in Capital	$7,516,507	$7,966,507	$8,416,507
Retained Earnings (deficit)	$(6,954,177)	$(6,954,177)	$(6,954,177)
Earnings – Current Year	$21,019	$21,019	$21,019
Total Stockholder's Equity	$1,173,083	$1,673,083	$2,173,083
Total Capitalization	$87,407	$587,407	$1,087,407

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
Preferred Stock	$5,000	$0.001
Series A Preferred Stock	$100	$100

Number of Common Shares Authorized: 1,600,000,000. Par Value per share: $0.001

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group. OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of February 28, 2014, an aggregate of 589,634,458 shares of our common stock were issued and outstanding and were owned by approximately 1,658 holders of record, based on information provided by our transfer agent.

Penny Stock Considerations

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $400,340 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

- Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

- Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

Dividends

We have never paid a dividend and have no present intention of doing so. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of:

Common Stock
As of December 31, 2013, the Company had 600,000,000 shares authorized and 589,634,458 shares issued and outstanding. By amendment on April 16, 2014, the authorized common stock was increased to 1,600,000,000.

As of December 31, 2013, the Company had 1,658 shareholders of record.

Preferred Stock
As of December 31, 2013, the Company had 1,000,000 shares authorized, and one (1) share issued and outstanding.

Series "A" Preferred Stock
As of December 31, 2013, the Company had have one (1) shares authorized, and one (1) share of Series "A" Convertible Preferred Stock, issued and outstanding.

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders. Our Common Stock carries no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Description of Common and Preferred Stock

Common Stock, par value $0.001. Holders of common stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights. Holders of common stock are entitled, upon liquidation of the Company, to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock, par value $0.001. The Board of Directors is authorized to establish series, and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock, and the relative rights, preferences and limitations between or among the series.

Series "A" Convertible Preferred Stock, stated value $100.

Amount and Stated Value. The number of shares constituting such Series A Preferred Stock shall be one (1). The stated value of each share of Series A Preferred Stock is One Hundred Dollars ($100) per share.

Dividends. The holders of Series A Preferred Stock shall be entitled to participate with the holders of the Corporation's Common Stock, out of any funds legally available therefor, its pro rata portion of such dividends, distributions or other transfers of property or issuances of securities made to the holders of Common Stock in respect of such ownership, in such amount as if the Series A Preferred Stock had already been converted into one (1) share of Common Stock prior to the declaration of such dividend, distribution or transfer of property to the holders of Common Stock.

Preference in Liquidation. In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation available for distribution to the Corporation's stockholders, whether such assets are stated capital or surplus of any nature, an amount on such date equal to the Stated Value multiplied by the shares of Series A Preferred Stock owned of record by such holder as of such date, less the amount of any distributions previously made to the holder in respect of such shares of Series A Preferred Stock

Voting Rights. Each share of Series A Preferred Stock shall be entitled to vote on any and all matters properly presented to the stockholders of the Corporation, and the number of votes which such share of Series A Preferred Stock is entitled to cast shall be calculated as the total number of shares of Common Stock then entitled to vote on such matter plus ten percent (10%) of such number (the "Voting Right"). In the event there shall ever be more than one (1) share of Series A Preferred Stock authorized, issued and outstanding, then the Voting Right shall be the maximum number of votes which all holders of Series A Preferred Stock shall be entitled to cast, and each holder of Series A Preferred Stock shall be entitled to cast such percentage of the Voting Right as the number of shares of Series A Preferred Stock owned by such holder bears to the total number of shares of Series A Preferred Stock issued and outstanding as of the record date for any such vote. Shares of Common Stock and Series A Preferred Stock shall vote as a single class on all matters presented to the stockholders for action, and not as a separate class, except as and to the extent required by applicable law.

There are no provisions in our charter or bylaws that would delay, defer or prevent a change in control of our company.

CERTIFICATE OF INCORPORATION AND BYLAWS

Election and Removal of Directors

The number of our Board of Directors is set by the Directors but must consist of at least one director. There are currently two directors. The exact number of directors is fixed by the

Board, and there will be two directors until the directors or stockholders, by majority vote, increase the number of directors. The directors may be removed for cause by the stockholders, at a special meeting called for that purposes, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by majority vote of the stockholders or directors in office.

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by a majority of the directors, or such persons authorized by the Board of Directors.

Stockholder Action by Written Consent

Our bylaws provide that holders of our common stock are able to act by written consent without a meeting, as provided in the General Corporation Law of the State of Delaware.

Amendment of Certificate of Incorporation

The affirmative vote of at least a majority of the voting power of our outstanding shares of stock will be required to amend our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws adopted with:

- The affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose; or
- The affirmative vote of a majority of the voting power of our outstanding shares o voting stock.

Limitation of Liability of Directors and Officers

Our bylaws provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director, except as required by applicable laws, as in effect from time to time. Currently, Delaware law required that liability be imposed for the following:

- Any breach of the director's duty of loyalty to our company or our stockholders;
- Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;
- Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; and
- Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, we may, if so authorized on a case by case basis by majority vote of the board of directors, indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we received an undertaking to repay such amounts if it is ultimately determined that the person is entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** —as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's

most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:
(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.
(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);
(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.
(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).
(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:
(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

Metatron, Inc

Balance Sheet

As of December 31,2013

(Unaudited)

	Dec 31,2013	Dec 31,2012
ASSETS		
Current Assets		
Cash and Cash Equivalents	(459)	489
Receivables	56,982	88,347
Total Current Assets	56,523	88,836
Fixed Assets		
Property & Equipment, Net	1,474	1,474
Total Fixed Assets	1,474	1,474
Other Assets		
Acquisition of RComm	14,935	14,935
Acquistion of IMobilize	149,750	149,750
Acquistion of Just Data	100,000	100,000
Acquistion of PB Magic	750,000	750,000
Content	154,470	154,470
Total Other Assets	1,169,155	1,169,155
TOTAL ASSETS	1,227,152	1,259,465
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Other Current Liabilities	-	79,360
Total Other Current Liabilities	-	79,360
Total Current Liabilities	-	79,360
Long Term Liabilities		
Notes Payable	75,088	141,988
Total Long Term Liabilities	75,088	141,988
Total Liabilities	75,088	221,348
Equity		
Retained Earnings	(7,022,740)	(7,035,657)
Shareholders' Equity		
Preferred Stock $.001 Par Value: 5,000,000 Shares Authorized: 1 SH Issued and Outstanding as of 12/31/13	100	100
Common Stock $.001 Par Value: 600,000,000 Shares Authorized:589,634,458 Issued and Outstanding as of 12/31/13	589,634	532,084
Paid in Capital	7,516,507	7,528,673
Total Shareholders' Equity	8,106,241	8,060,857
Retained (Loss)/Earning	68,563	12,917
Total Equity	1,152,064	1,038,117
TOTAL LIABILITIES & EQUITY	1,227,152	1,259,465

Metatron, Inc
Profit Loss
Twelve Months Ended
December 31,2013
(Unaudited)

	Three Months Ended December 31,2013		Twelve Months Ended December 31, 2013	
	2013	2012	2013	2012
Ordinary Income/Expense				
Income				
Revenue	177,256	153,641	730,751	572,391
Total Income	177,256	153,641	730,751	572,391
Product Cost	102,415	117,972	527,348	430,855
General and Adminstrative	31,828	34,261	134,840	128,619
Total Cost & Expenses	134,243	152,233	662,188	559,474
Net Ordinary Income	43,013	1,408	68,563	12,917
Net Income	43,013	1,408	68,563	12,917

	2013	2012
Income (Loss) Per Share:		
Basic	0.0001163	0.0000244
Diluted	0.0001143	0.0000215
Number of Shares Used in the per share Calculation		
Basic	589,634,458	529,160,363
Diluted	600,000,000	600,000,000

Metatron, Inc
Statement of Stockholders Equity
For the Twelve Months Ending December 31, 2013
(Unaudited)

	Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Paid In Capital	Accumulated Deficit(Income)	Total Stockholders Equity
Balance December 31, 2012	1	100	532,083,791	532,084	7,528,673	(7,022,740)	1,038,117
Common Stock Issued in Exchange for Bonuses			40,000,000	40,000			40,000
Common Stock Issued in Exchange for distribution rights			17,166,667	12,167	(12,167)		-
Common Stock Issued in Exchange of Professional Fees			5,384,000	5,384			5,384
Net Income(Loss) for the Twelve months Ended December 31,2013						68,563	68,563
Balance, December 31,2013	1	100	589,634,458	589,635	7,516,506	(6,954,177)	1,152,064

Metatron, Inc

Statement of Cash Flows

Twelve Months Ended
December 31,2013

	2013	2012
OPERATING ACTIVITIES		
Net Income	68,563	12,917
Accounts Receivable	31,365	(45,085)
Current Liabilities	(79,360)	
Accounts Payable		
Net cash provided by Operating Activities	20,568	(32,168)
Investing Activities		
Content		
Acquisition of RComm		
property and Equipment		
Net Cash provided by Investin Activities	-	-
FINANCING ACTIVITIES		
Notes Payable	(66,900)	(8,500)
Shareholders' Equity:Common Stock $.001 Par Value	57,551	96,409
Shareholders' Equity:Paid in Capital	(12,167)	(75,694)
Opening Balance Equity		
Preferred Stock Issuance		
Net cash provided by Financing Activities	(21,516)	12,215
Net cash increase for period	(948)	(19,953)
Cash at beginning of period	489	20,442
Cash at end of period	(459)	489

Metatron, Inc
Balance Sheet
As of December 31,2012
(Unaudited)

	Dec 31,2012	Dec 31,2011
ASSETS		
Current Assets		
Cash and Cash Equivalents	489	20,442
Receivables	88,347	43,262
Total Current Assets	88,836	63,704
Fixed Assets		
Property & Equipment, Net	1,474	1,474
Total Fixed Assets	1,474	1,474
Other Assets		
Acquisition of RComm	14,935	14,935
Acquistion of IMobilize	149,750	149,750
Acquistion of Just Data	100,000	100,000
Acquistion of PB Magic	750,000	750,000
Content	154,470	154,470
Total Other Assets	1,169,155	1,169,155
TOTAL ASSETS	1,259,465	1,234,333
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Other Current Liabilities	79,360	79,360
Total Other Current Liabilities	79,360	79,360
Total Current Liabilities	79,360	79,360
Long Term Liabilities		
Notes Payable	141,988	150,488
Total Long Term Liabilities	141,988	150,488
Total Liabilities	221,348	229,848
Equity		
Retained Earnings	(7,035,657)	(6,953,740)
Shareholders' Equity		
Preferred Stock $.001 Par Value: 5,000,000 Shares Authorized: 1 SH Issued and Outstanding as of 12/31/12	100	100
Common Stock $.001 Par Value: 600,000,000 Shares Authorized:532,083,791 Issued and Outstanding as of 12/31/12	532,084	435,674
Paid in Capital	7,528,673	7,604,368
Total Shareholders' Equity	8,060,857	8,040,142
Retained (Loss)/Earning	12,917	(81,917)
Total Equity	1,038,117	1,004,485
TOTAL LIABILITIES & EQUITY	1,259,465	1,234,333

Metatron, Inc

Profit Loss

Twelev Months Ended
December 31,2012
(Unaudited)

	Three Months Ended December 31,2012		Twelve Months Ended December 2012	
	2012	2011	2012	2011
Ordinary Income/Expense				
Income				
Revenue	153,642	115,545	572,391	481,720
Total Income	153,642	115,545	572,391	481,720
Product Cost	117,972	48,665	430,855	350,258
General and Adminstrative	34,262	76,998	128,619	213,379
Total Cost & Expenses	152,234	125,663	559,474	563,637
Net Ordinary Income	1,408	(10,118)	12,917	(81,917)
Net Income	1,408	(10,118)	12,917	(81,917)
Retained Loss, Beg			(7,035,657)	(6,953,740)
Retained Loss, End			(7,022,740)	(7,035,657)
Income (Loss) Per Share:				
Basic			(0.0132)	(0.0161)
Diluted			(0.0132)	(0.0161)
Number of Shares Used in the per share Calculation				
Basic			532,083,791	435,673,819
Diluted			532,083,791	435,673,819

Metatron, Inc
Statement of Stockholders Equity
For the Twelev Months Ending December 31,2012
(Unaudited)

	Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Paid In Capital	Accumulated Deficit(Income)	Total Stockholders Equity
Balance December 31, 2011	1	$ 100	435,673,819	$ 435,674	7,604,368	(7,035,657)	$ 1,004,485
Preferred Stock Issued							
Common Stock Issued			85,694,974	85,694	(85,694)		-
Common Stock Issued in Exchange of Long Term Debts			5,000,000	5,000	10,000		15,000
Common Stock Issued in Exchange of Professional Fees			5,714,998	5,715			5,715
Net Income(Loss) for the Twelve months Ended December 31,2012						12,917	12,917
Balance, December 31,2012	1	100	532,083,791	532,083	7,528,674	(7,022,740)	1,038,117

Metatron, Inc

Statement of Cash Flows

Twelve Months Ended

December 31,2012

	2012	2011
OPERATING ACTIVITIES		
Net Income	12,917	(81,917)
Accounts Receivable	(45,085)	(15,861)
Advances from Shareholders		
Accounts Payable		
Net cash provided by Operating Activities	(32,168)	(97,778)
Investing Activities		
Content		
Acquisition of RComm		
property and Equipment		
Net Cash provided by Investin Activities	-	-
FINANCING ACTIVITIES		
Notes Payable	(8,500)	(290,000)
Shareholders' Equity:Common Stock $.001 Par Value	96,409	93,700
Shareholders' Equity:Paid in Capital	(75,694)	296,300
Opening Balance Equity		
Preferred Stock Issuance		
Net cash provided by Financing Activities	12,215	100,000
Net cash increase for period	(19,953)	2,222
Cash at beginning of period	20,442	18,220
Cash at end of period	489	20,442

Part III – Exhibits

Index

(1) Charter and by-laws
(2) Investment Agreement
(3) Subscription agreement
(4) Opinion re legality

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of SAN DIEGO, State of California, on May 13th, 2014.

METATRON, INC.



By: Ralph Joseph Riehl

Title: Chief Executive Officer



Ralph Joseph Riehl, Chief Executive Officer



Ralph Joseph Riehl, Chief Financial Officer

Directors:



Ralph Joseph Riehl



Denis Sluka

Part III

EXHIBIT 1

Articles and Bylaws

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Metatron Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

> Article 4: the total number of shares of common stock the corporation has the authority to raise is 1,600,000,000 par value .001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16th day of April, 2014.

By: Ralph Riehl
Authorized Officer

Title: CEO

Name: 
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "XRG, INC.", CHANGING ITS NAME FROM "XRG, INC." TO "METATRON, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF APRIL, A.D. 2009, AT 6:56 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

3318552 8100

090397954


SECRETARY'S OFFICE
DELAWARE



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 7265748

DATE: 04-24-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:09 PM 04/24/2009
FILED 06:56 PM 04/24/2009
SRV 090397954 - 3318552 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
XRG, INC.

It is hereby certified that:

1. The name of the corporation is XRG, INC. (the "Corporation").

2. The certificate of incorporation of the Corporation is hereby amended by striking out ARTICLE 1 thereof and by substituting in lieu of said Article the following new Article:

ARTICLE 1: The name of the corporation is Metatron, Inc.

3. The certificate of incorporation of the Corporation is hereby amended by striking out ARTICLE 4 thereof and by substituting in lieu of said Article the following new Article:

ARTICLE 4: The total number of shares of common stock the Corporation shall have authority to issue is 100,000,000 shares, par value $.001 per share, and the total number of shares of Preferred Stock the Corporation shall have authority to issue is 5,000,000 shares, par value $.001 per share. The Preferred Stock authorized by this Certificate of Incorporation shall be issued in series. The Board of Directors of the Corporation is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series.

3. The amendments of the certificate of incorporation herein certified have been duly adopted and written consent have been given in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on April 20, 2009



By: ______________________

Name: Steve Crane
Title: President

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF RENEWAL OF "XRG, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF FEBRUARY, A.D. 2007, AT 12 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

3318552 8100

070242959


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 5563152

DATE: 04-03-07

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "XRG, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF FEBRUARY, A.D. 2006, AT 5:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3318552 8100

060139684

AUTHENTICATION: 4526419

DATE: 02-15-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:15 PM 02/14/2006
FILED 05:04 PM 02/14/2006
SRV 060139684 - 3318552 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

XRG, INC, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of XRG, Inc., be amended by changing the Fourth Article thereof so that, as amended, said Article shall be read as follows:

FOURTH: The total number of shares of common stock the Corporation shall have authority to issue is 50,000,000 shares, par value $.001 per share, and the total number of shares of Preferred Stock the Corporation shall have authority to issue is 5,000,000 shares, par value $.001 per share. The Preferred Stock authorized by this Certificate of Incorporation shall be issued in series. The Board of Directors of the Corporation is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment of the Certificate of Incorporation shall be effective on February 14, 2006

IN WITNESS WHEREOF, said XRG, Inc., has caused this certificate to be signed by Richard Francis, its Chief Executive Officer, this 11th day of January, 2006.

By: [signature]
Name: Richard Francis
Title: President, Chief Executive Officer, Chief Financial Officer and Director

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "XRG, INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF OCTOBER, A.D. 2004, AT 3:26 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3318552 8100

040719871

AUTHENTICATION: 3394613

DATE: 10-06-04

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:36 PM 10/05/2004
FILED 03:26 PM 10/05/2004
SRV 040719871 - 3318552 FILE

**CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
XRG, INC.**

XRG, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the Board of Directors of the Corporation has adopted resolutions by unanimous written consent thereof setting forth a proposed amendment to the Corporation's Certificate of Incorporation to increase the authorized number of shares of Common Stock of the Corporation, as set forth below, by deleting Article FOURTH thereof, and substituting a new Article FOURTH in lieu thereof, declaring said amendment to be advisable and directing that the amendment be submitted to the stockholders of the Corporation for their approval as permitted by Section 242 of the General Corporation Law of the State of Delaware.

Article FOURTH of the Certificate of Incorporation of the Corporation is deleted and the following new Article FOURTH is substituted in lieu thereof:

ARTICLE FOURTH

This Corporation shall be authorized to issue one class of capital stock designated as Common Stock. The total number of shares of Common Stock the Corporation shall have authority to issue is 500,000,000 shares, par value $.001 per share. Each share of Common Stock is entitled to one (1) vote per share.

SECOND: That the foregoing Amendment has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 228, and otherwise duly adopted in accordance with the provisions of Section 242, of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned does hereby certify and acknowledge under penalties of perjury that this Certificate of Amendment is the act and deed of the Corporation, and the facts stated herein are true.

Dated: September 30, 2004

XRG, INC.



By: ____________________
Kevin P. Brennan
President

Attest: 
Stephen R. Couture
Secretary

Page 1 of 1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "XRG, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF APRIL, A.D. 2004, AT 4:22 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3318552 8100

040277873

AUTHENTICATION: 3056239

DATE: 04-16-04

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:35 PM 04/15/2004
FILED 04:22 PM 04/15/2004
RV 040277873 - 3318552 FILE

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
XRG, INC.

XRG, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the Board of Directors of the Corporation has adopted resolutions by unanimous written consent thereof setting forth a proposed amendment to the Corporation's Certificate of Incorporation to increase the authorized number of shares of Common Stock of the Corporation, as set forth below, by deleting Article FOURTH thereof, and substituting a new Article FOURTH in lieu thereof, declaring said amendment to be advisable and directing that the amendment be submitted to the stockholders of the Corporation for their approval as permitted by Section 242 of the General Corporation Law of the State of Delaware.

Article FOURTH of the Certificate of Incorporation of the Corporation is deleted and the following new Article FOURTH is substituted in lieu thereof:

ARTICLE FOURTH

This Corporation shall be authorized to issue two classes of capital stock to be designated respectively Preferred Stock ("Preferred Stock") and Common Stock ("Common Stock"). The total number of shares of Preferred Stock the Corporation shall have authority to issue is 50,000,000, par value $.001 per share, and the total number of shares of Common Stock the Corporation shall have authority to issue is 300,000,000, $.001 par value per share. The Preferred Stock authorized by this Certificate of Incorporation shall be issued in series. The Board of Directors is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series including:

(1) the designation of each series and the number of shares that shall constitute the series;

(2) the rate of dividends, if any, payable on the shares of each series, the time and manner of payment and whether or not such dividends shall be cumulative;

(3) whether shares of each series may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(4) sinking fund provisions, if any, for the redemption or purchase of shares of each series which is redeemable;

(5) the amount, if any, payable upon shares of each series in the event of the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the manner and preference of such payment; and

(6) voting rights, if any, on the shares of each series and any conditions upon the exercisability of such rights.

The holders of Common Stock shall be entitled to one vote for each share held at all meetings of the stockholders of the Corporation.

SECOND: That a majority of the outstanding stock of the Corporation entitled to vote thereon was voted in favor of the foregoing Amendment on April 9, 2004, at a special meeting of stockholders held pursuant to the provisions of Sections 211 and 222 of the General Corporation Law of the State of Delaware.

THIRD: That the foregoing Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned does hereby certify and acknowledge under penalties of perjury that this Certificate of Amendment is the act and deed of the Corporation, and the facts stated herein are true.

Dated: April 9, 2004

XRG, INC.



By: ______________________
Kevin P. Brennan
President



Attest: ______________________
Stephen R. Couture
Secretary

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "XRG, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF JULY, A.D. 2003, AT 5 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3318552 8100

030482909

AUTHENTICATION: 2544798

DATE: 07-23-03

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:00 PM 07/23/2003
FILED 05:00 PM 07/23/2003
SRV 030482909 – 3318552 FILE

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
XRG, INC.

XRG, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the Board of Directors of the Corporation has adopted resolutions by unanimous written consent thereof setting forth a proposed amendment to the Corporation's Certificate of Incorporation to increase the authorized number of shares of Common Stock and Preferred Stock of the Corporation, as set forth below, by deleting Article FOURTH thereof, and substituting a new Article FOURTH in lieu thereof, declaring said amendment to be advisable and directing that the amendment be submitted to the stockholders of the Corporation for their approval as permitted by Section 242 of the General Corporation Law of the State of Delaware.

Article FOURTH of the Certificate of Incorporation of the Corporation is deleted and the following new Article FOURTH is substituted in lieu thereof:

ARTICLE FOURTH

This Corporation shall be authorized to issue two classes of capital stock to be designated respectively Preferred Stock ("Preferred Stock") and Common Stock ("Common Stock"). The total number of shares of Preferred Stock the Corporation shall have authority to issue is 50,000,000, par value $.001 per share, and the total number of shares of Common Stock the Corporation shall have authority to issue is 100,000,000, $.001 par value per share. The Preferred Stock authorized by this Certificate of Incorporation shall be issued in series. The Board of Directors is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series including:

(1) the designation of each series and the number of shares that shall constitute the series;

(2) the rate of dividends, if any, payable on the shares of each series, the time and manner of payment and whether or not such dividends shall be cumulative,

(3) whether shares of each series may be redeemed and, if so, the redemption price and the terms and conditions of redemption,

(4) sinking fund provisions, if any, for the redemption or purchase of shares of each series which is redeemable;

(5) the amount, if any, payable upon shares of each series in the event of the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the manner and preference of such payment; and

(6) voting rights, if any, on the shares of each series and any conditions upon the exercisability of such rights.

The holders of Common Stock shall be entitled to one vote for each share held at all meetings of the stockholders of the Corporation.

SECOND: That a majority of the outstanding stock of the Corporation entitled to vote thereon was voted in favor of the foregoing Amendment on July 7, 2003, at a special meeting of stockholders held pursuant to the provisions of Sections 211 and 222 of the General Corporation Law of Delaware.

THIRD: That the foregoing Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, the undersigned does hereby certify and acknowledge under penalties of perjury that this Certificate of Amendment is the act and deed of the Corporation, and the facts stated herein are true.

Dated: July 7, 2003

XRG, INC.



By: ______________________
Kevin P. Brennan
President



Attest: ______________________
Stephen R. Couture
Secretary

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "XRG, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF JULY, A.D. 2003, AT 2:35 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3318552 8100

030434476

AUTHENTICATION: 2507165

DATE: 07-01-03

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
OF SERIES A PREFERRED STOCK
OF
XRG, INC.

XRG, INC., a corporation organized and existing under the laws of the State of Delaware (hereinafter "Corporation"), in accordance with the provisions of §151(g) of the Delaware General Corporation Law, does hereby certify:

FIRST: The Certificate of Incorporation of the Corporation, as amended, expressly grants to the Board of Directors of the Corporation authority to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series.

SECOND: Pursuant to such authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, the Board of Directors, acting by written consent pursuant to §141 of the Delaware General Corporation Law, duly approved and adopted resolutions establishing and designating Series A Preferred Stock and authorizing the rights of the Corporation's Series A Preferred Stock as follows:

BE IT RESOLVED that there is hereby established Series A of the Corporation's Preferred Stock.

FURTHER RESOLVED, that the designation, number of shares and the voting power of the Corporation's Preferred Stock, Series A, are as follows:

1. Designation. The designation of the series of preferred stock created by this resolution shall be Series A Preferred Stock, $.001 par value (hereinafter "Series A Preferred Stock"), and the number of shares constituting such series shall be 5,000,000.

2. Voting Rights. The holders of Series A Preferred Stock shall be entitled to ten (10) votes for each share held on all matters on which the holders of the Corporation's Common Stock are entitled to vote and shall vote together with the holders of Common Stock and not as a separate class or series.

3. Other Rights. Series A Preferred Stock shall have no dividend, conversion, or redemption rights and no liquidation preferences.

-1-

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:35 PM 07/01/2003
FILED 02:35 PM 07/01/2003
SRV 030434476 - 3318552 FILE

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation, Preferences and Rights of Series A Preferred Stock to be signed by its President and attested by its Secretary whereby said President affirms, under the penalties of perjury, that this Certificate is the act and deed of the Corporation and that the facts stated herein are true, this 25th day of June, 2003.

XRG, INC.

By: 
Kevin Brennan, President

Attest:


Donald G. Huggins, Secretary

-2-

STATE OF NEW JERSEY
DEPARTMENT OF TREASURY
CERTIFICATE OF AUTHORITY

XRG, INC.
0100870462

I, the Treasurer of the State of New Jersey, do hereby certify that the above-named Foreign Profit Corporation organized under the laws of Delaware, has complied with all the requirements of Title 14A of the New Jersey Statutes, and that the business or activity of said Foreign Profit Corporation to be carried on within the State of New Jersey is such as may be lawfully carried on by a Foreign Profit Corporation filed under the laws of this State for similar business or activity. The Certificate of Authority was duly filed January 31st, 2002.



IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal at Trenton, this 1st day of February, 2002

John E McCormac, CPA
State Treasurer

C-113 Rev. 12/93


FILED
JAN 31 2002
STATE TREASURER

New Jersey Department of State
Division of Commercial Recording
Application for Certificate of Authority
(For Use by Foreign Profit and Nonprofit Corporations)

Check Appropriate Statute:

[✓] N.J.S.A. 14A:13-4 et seq. New Jersey Profit Corporation Act (File in Duplicate)

[ ] N.J.S.A. 15A:13-4 et seq. New Jersey Nonprofit Corporation Act (File in Triplicate)

Pursuant to the provisions of the appropriate Statute, checked above, of the New Jersey Statutes, the undersigned corporation hereby applies for the Authority to conduct business/activities in New Jersey and for that purpose certifies to the following:

1. Name of Corporation: XRG, INC.
2. Incorporated under the laws of: DELAWARE
3. Date of Foreign Incorporation: 11/20/00
4. The address of its main office or headquarters is: (Street and postal designation):

100 FIFTH AVENUE, SUITE 614, PITTSBURG, PA 15222
(City) (State) (Zip)

5. The name and address of its Registered agent in New Jersey is:

Agent's Name: National Registered Agents, Inc. of NJ

(Street and postal designation) 51 Everett Drive, Suite 107B, P. O. Box 927
West Windsor, NJ 08550-0927
(City) (State) (Zip)

Said Registered Agent is an agent of the corporation upon whom process against the corporation may be served.

6. The period of its duration is: PERPETUAL
7. The business/activities which the corporation is authorized to conduct in New Jersey, and which it is also authorized to conduct in its home jurisdiction are: TRUCKING ACTIVITIES

NOTE: Attach a Good Standing Certificate from the home state dated no more than 30 days prior to filing in New Jersey.

Signature: Donald G Huggins Jr

Title: CHAIRMAN Date: JANUARY 29, 2002
(Must be Chairperson of the Board, President, or Vice President)
DONALD G. HUGGINS, JR

CERTIFICATE OF MERGER

OF

XRG INTERNATIONAL, INC.
(a New Jersey corporation)


FILED
JAN 31 2002
STATE TREASURER

WITH AND INTO

XRG, INC.
(a Delaware corporation)

Pursuant to Section 14A:10-4.1, *New Jersey Statutes*, the undersigned corporations execute this Certificate of Merger and certify as follows:

FIRST: That the names and states of incorporation of the merging corporations are as follows:

Name	State of Incorporation
XRG International, Inc.	New Jersey
XRG, Inc.	Delaware

SECOND: That the name of the surviving corporation is XRG, Inc.

THIRD: That a copy of the Agreement and Plan of Merger is attached hereto as Exhibit A.

FOURTH: That the said Agreement and Plan of Merger was approved by the shareholders of XRG International, Inc. on October 29, 2001, and by the shareholders of XRG, Inc. on October 29, 2001.

FIFTH: That the number of shares entitled to vote on said Agreement and Plan of Merger was 6,337,822 for XRG International, Inc. and 2,750,000 for XRG, Inc.

SIXTH: That the number of shares voted for the said Agreement and Plan of Merger was 5,212,732 for XRG International, Inc. and 2,750,000 for XRG, Inc. No shares of either corporation voted against the said Agreement and Plan of Merger.

SEVENTH: The applicable provisions of Section 14A of the *New Jersey Statutes* have been, or upon compliance with applicable filing requirements will have been, complied with.

IN WITNESS WHEREOF, the undersigned corporations have caused this Certificate to be duly executed this 28th day of December, 2001.

XRG INTERNATIONAL, INC.,
a New Jersey corporation



By: Kevin P. Brennan
President

XRG, INC.,
a Delaware corporation



By: Kevin P. Brennan
President

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into this 29th day of October, 2001, by and between the following named corporations (hereinafter collectively referred to as the "Constituent Corporations"):

I - SURVIVING CORPORATION

XRG, INC., a Delaware corporation (the "Surviving Corporation")

II - NON-SURVIVING CORPORATION

XRG INTERNATIONAL, INC., a New Jersey corporation (the "Non-Surviving Corporation")

WITNESSETH:

WHEREAS, the Non-Surviving Corporation is a corporation duly organized and existing under the laws of the State of New Jersey and the Surviving Corporation is a corporation duly organized and existing under the laws of the State of Delaware; and

WHEREAS, the respective boards of directors and shareholders of the Constituent Corporations deem it advisable and in the best interests of the Constituent Corporations to merge the Non-Surviving Corporation into the Surviving Corporation pursuant to Section 252 of the General Corporation Law of the State of Delaware and Section 14A:10-1 of the New Jersey Statutes, and said boards of directors and shareholders deem it advisable that the Surviving Corporation shall not be a new corporation, and its corporate existence as a continuing corporation under the laws of the State of Delaware shall not be affected in any manner by reason of the merger except as set forth herein (hereinafter called the "Merger"); and

WHEREAS, this Agreement and Plan of Merger was adopted, approved, certified, executed and acknowledged by the Constituent Corporations in accordance with the laws under which each is formed and, in the case of the Surviving Corporation, in the same manner as is provided in Section 251 of the General Corporation Law of the State of Delaware;

NOW THEREFORE, in consideration of the premises, covenants, agreements, and provisions set forth herein, the parties hereto agree, in accordance with the provisions of Section 252 of the General Corporation Law of the State of Delaware and Section 14A:10-1 of the New Jersey Statutes, that the Constituent Corporations shall be merged into a single corporation, the Surviving Corporation, one of the parties hereto, and that the terms and conditions of the Merger, the mode of carrying the same into effect, and the manner and basis of converting or otherwise dealing with the shares of stock of the Constituent Corporations shall be as hereinafter set forth.

ARTICLE I
CORPORATE EXISTENCE OF SURVIVING CORPORATION

A. Upon the Merger becoming effective, the separate existence of the Non-Surviving Corporation shall cease, and the Surviving Corporation shall continue in existence and be governed by the laws of the State of Delaware; all property, real, personal, tangible, intangible and mixed, of every kind, make and description, and all rights, privileges, powers and franchises, whether or not by their terms assignable, and all immunities of a public and of a private nature, and all debts due the Non-Surviving Corporation, on whatever account and other choses in action belonging to it, shall be taken and be deemed to be transferred to and vested in the Surviving Corporation, and shall be thereafter as effectively the property of the Surviving Corporation as they were of the Non-Surviving Corporation; and the title to any property, real, personal or mixed, wherever situated, and the ownership of any right or privilege vested in the Non-Surviving Corporation shall not revert or be lost or be adversely affected or be in any way impaired by reason of the Merger, but shall vest in the Surviving Corporation; all rights of creditors and all liens upon the property of any of the Constituent Corporations shall be preserved unimpaired, limited to the property affected by such liens at the time of the Merger becoming effective; and all debts, contracts, liabilities, obligations and duties of the Non-Surviving Corporation shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if they had been incurred or contracted by it.

B. The identity, existence, purposes, powers, franchises, rights and immunities, whether public or private, of the Surviving Corporation shall continue unaffected and unimpaired by the Merger, except as modified in this Agreement.

ARTICLE II
ARTICLES OF INCORPORATION OF THE SURVIVING CORPORATION

The Articles of Incorporation of XRG, Inc., the Delaware corporation, in effect immediately prior to the Effective Time (as defined in Article VII) shall, upon the Merger becoming effective, be and remain the Articles of Incorporation of the Surviving Corporation until the same shall be altered, amended or repealed.

ARTICLE III
BYLAWS OF SURVIVING CORPORATION

The Bylaws of XRG, Inc., the Delaware corporation, in effect immediately prior to the Effective Time shall, upon the Merger becoming effective, be and remain the Bylaws of the Surviving Corporation until the same shall be altered, amended or repealed.

ARTICLE IV
BOARD OF DIRECTORS AND OFFICERS
OF SURVIVING CORPORATION

The board of directors and officers of the Surviving Corporation shall be the following, and they shall hold the following offices until their respective successors are elected and qualified:

DIRECTORS:

Kevin P. Brennan
Gerald Couture
Donald G. Huggins, Jr.

OFFICERS:

Name	Office
Kevin P. Brennan	Chief Executive Officer & President
Gerald Couture	Chief Financial Officer & Treasurer
Donald G. Huggins, Jr.	Executive Vice President & Secretary

ARTICLE V
MANNER OF CONVERTING SHARES

Each issued share of the Non-Surviving Corporation immediately prior to the Effective Time shall, at the Effective Time, be converted into one (1) share of the Surviving Corporation. The issued shares of the Surviving Corporation shall not be converted or exchanged in any manner, but each said share which is issued as of the Effective Time shall continue to represent one (1) issued share of the Surviving Corporation.

ARTICLE VI
APPROVAL OF MERGER BY BOARD OF DIRECTORS AND SHAREHOLDERS

This Agreement and Plan of Merger has been adopted, approved, certified, executed and acknowledged by the respective boards of directors and the shareholders of the Surviving Corporation and the Non-Surviving Corporation in accordance with the laws under which each is formed and, in the case of the Surviving Corporation, in the same manner as is provided in Section 251 of the General Corporation Law of the State of Delaware.

ARTICLE VII
EFFECTIVE TIME OF MERGER

The Merger shall become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of New Jersey ("Effective Time").

IN WITNESS WHEREOF, the Constituent Corporations have signed this Agreement as of the day and year first above written.

SURVIVING CORPORATION:

XRG, INC.,
a Delaware corporation

By: 
President

NON-SURVIVING CORPORATION:

XRG INTERNATIONAL, INC.,
a New Jersey corporation

By: 
President

60829.01

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "XRG, INC.", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF JANUARY, A.D. 2002, AT 9 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3318552 8100

020059161

AUTHENTICATION: 1585212

DATE: 01-30-02

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 01/29/2002
020059161 - 3318552

CERTIFICATE OF AMENDMENT OF
THE CERTIFICATE OF INCORPORATION OF
XRG, INC.

XRG, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (hereinafter "Corporation"), DOES HEREBY CERTIFY:

That the following amendment to the Corporation's Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, written consent of the shareholders and the board of directors of the Corporation adopting such amendment having been obtained on December 28, 2001, in accordance with Section 228 and Section 141 of the Delaware General Corporation Law:

Article FOURTH is amended to read in its entirety as follows:

FOURTH: The Corporation shall be authorized to issue a total of 20,000,000 shares of two classes of capital stock to be designated respectively common stock ("Common Stock") and preferred stock ("Preferred Stock"). The total number of shares of Common Stock the Corporation shall have authority to issue is 15,000,000 shares, par value $.001 per share, and the total number of shares of Preferred Stock the Corporation shall have authority to issue is 5,000,000 shares, par value $.001 per share. The Preferred Stock authorized by this Certificate of Incorporation shall be issued in series. The Board of Directors of the Corporation is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series. The Board of Directors of the Corporation is also authorized to establish the voting rights of Common Stock.

IN WITNESS WHEREOF, the undersigned does hereby certify under penalties of perjury that this Certificate of Amendment is the act and deed of the

Corporation and the facts stated herein are true.

Dated: December 28, 2001

XRG, INC.,
a Delaware corporation



By: ______________________
Kevin P. Brennan
President

ATTEST:



Donald G. Huggins, Jr.
Secretary

00081 10.01

Page 2 of 2

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"XRG INTERNATIONAL, INC.", A NEW JERSEY CORPORATION,

WITH AND INTO "XRG, INC." UNDER THE NAME OF "XRG, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE SIXTEENTH DAY OF JANUARY, A.D. 2002, AT 9 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3318552 8100M

020031848

AUTHENTICATION: 1563403

DATE: 01-16-02

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 01/16/2002
020031848 – 3318552

CERTIFICATE OF MERGER

OF

XRG INTERNATIONAL, INC.
(a New Jersey corporation)

WITH AND INTO

XRG, INC.
(a Delaware corporation)

(Under Section 252 of the General Corporation Law of the State of Delaware)

The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware files this Certificate of Merger and does hereby certify:

FIRST: That the name and the state of incorporation of each of the constituent corporations of the merger are as follows:

Name	State of Incorporation
XRG International, Inc.	New Jersey
XRG, Inc.	Delaware

SECOND: That an Agreement and Plan of Merger dated as of October 29, 2001, between the constituent corporations has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with subsection (c) of Section 252 of the Delaware General Corporation Law. Pursuant to said Agreement and Plan of Merger, the surviving corporation of the merger shall be XRG, Inc., the Delaware corporation (the "Surviving Corporation").

THIRD: That the name of the Surviving Corporation is XRG, Inc.

FOURTH: That the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of the said XRG, Inc., the Delaware corporation.

FIFTH: That the executed Agreement and Plan of Merger is on file at an office of the Surviving Corporation. The address of said office is 100 Fifth Avenue, Suite 614, Pittsburgh, Pennsylvania 15222.

SIXTH: That a copy of the Agreement and Plan of Merger will be furnished by the Surviving Corporation, upon request and without cost, to any stockholder of any constituent corporation.

SEVENTH: That the total authorized capital stock of XRG International, Inc., the New Jersey corporation, is 15,000,000 shares of common stock.

EIGHTH: That this Certificate of Merger shall be effective as of the date of filing.

IN WITNESS WHEREOF, the undersigned corporation has caused this Certificate to be executed by its President and attested by its Secretary this 28 day of December, 2001.

XRG, Inc.,
a Delaware corporation



By:
Kevin P. Brennan
President

ATTEST:



Donald G. Huggins Jr.
Secretary

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "USA POLYMERS, INC.", CHANGING ITS NAME FROM "USA POLYMERS, INC." TO "XRG, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF JULY, A.D. 2001, AT 9 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3318552 8100

010364766

AUTHENTICATION: 1265724

DATE: 07-26-01

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
USA POLYMERS, INC.

USA POLYMERS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (hereinafter "Corporation"), DOES HEREBY CERTIFY:

That the Corporation has not received any payment for any of its stock and the following amendment to the Corporation's Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 241 of the Delaware General Corporation Law, written consent of the board of directors of the Corporation adopting such amendment having been obtained on July 23, 2001, in accordance with Section 141 of the Delaware General Corporation Law:

Article FIRST is amended to read in its entirety as follows:

The name of the corporation is XRG, INC. (hereinafter "Corporation").

IN WITNESS WHEREOF, the undersigned does hereby certify under penalties of perjury that this Certificate of Amendment is the act and deed of the Corporation and the facts stated herein are true.

Dated: July 23, 2001

USA POLYMERS, INC.,
a Delaware corporation

By: 
Donald Huggins
Executive Vice President

ATTEST:

Gerald Couture
Secretary

59269.01

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "USA POLYMERS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF NOVEMBER, A.D. 2000, AT 9 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Edward J. Freel, Secretary of State

3318552 8100

001582733

AUTHENTICATION: 0804123

DATE: 11-20-00

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 11/20/2000
001582733 – 3318552

CERTIFICATE OF INCORPORATION
OF
USA POLYMERS, INC.

The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of Delaware"), hereby certifies that:

FIRST: The name of the corporation is USA POLYMERS, INC. (hereinafter "Corporation").

SECOND: The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400; City of Wilmington, County of New Castle, 19808; and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation shall be authorized to issue a total of 15,000,000 shares of two classes of capital stock to be designated respectively common stock ("Common Stock") and preferred stock ("Preferred Stock"). The total number of shares of Common Stock the Corporation shall have authority to issue is 10,000,000 shares, par value $.00001 per share, and the total number of shares of Preferred Stock the Corporation shall have authority to issue is 5,000,000 shares, par value $.0001 per share. The Preferred Stock authorized by this Certificate of Incorporation shall be issued in series. The Board of Directors of the Corporation is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series. The Board of Directors of the Corporation is also authorized to establish the voting rights of Common Stock.

FIFTH: The name and the mailing address of the Incorporator are as follows:

Name	Mailing Address
Kevin Brennan	901 Chestnut Street, Suite B Clearwater, FL 33756

The powers of said Incorporator are to terminate upon the filing of this Certificate of Incorporation. The names and mailing addresses of the persons who are to serve as the directors of the Corporation until the first annual meeting of stockholders or until their successor or successors is/are elected and qualify are as follows:

Name	Mailing Address
Gerald Couture	901 Chestnut Street, Suite A Clearwater, FL 33756
Kevin Brennan	901 Chestnut Street, Suite B Clearwater, FL 33756

SIXTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of Delaware, as the same may be amended and supplemented.

SEVENTH: The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

EIGHTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this

Certificate of Incorporation are granted subject to the provisions of this Article EIGHTH.

Executed on the 17th day of November, 2000.



Kevin Brennan
Incorporator

dr/63204

Page 3

BYLAWS
OF
Metatron, INC.,
A DELAWARE CORPORATION

ARTICLE I. Meetings of Shareholders

Section 1. Annual Meeting. The annual meeting of the shareholders of this corporation shall be held at the time and place designated by the Board of Directors of the corporation. The annual meeting of shareholders for any year shall be held no later than thirteen (13) months after the last preceding annual meeting of shareholders. Business transacted at the annual meeting shall include the election of directors of the corporation.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the Board of Directors, or when requested in writing by the holders of not less than ten percent (10%) of all the shares entitled to vote at the meeting. A meeting requested by shareholders shall be called for a date not less than ten (10) nor more than sixty (60) days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors, or shareholders requesting the meeting designate another person to do so.

Section 3. Place. Meetings of shareholders may be held within or without the State of Delaware.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the meeting, either personally or by first class mail, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Section 5. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in this section to each shareholder of record on the new record date entitled to vote at such meeting.

Section 6. Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of

Directors may fix in advance a date as the record date for any determination of shareholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 7. Voting Record. The officers or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number and class and series, if any, of shares held by each. The list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation, at the principal place of business of the corporation or at the office of the transfer agent or registrar of the corporation and any shareholder shall be entitled to inspect the list at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting. If the requirements of this section have not been substantially complied with, the meeting on demand of any shareholder in person or by proxy, shall be adjourned until the requirements are complied with. If no such demand is made, failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.

Section 8. Shareholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law. After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 9. Voting of Shares. Each outstanding voting share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Treasury shares, shares of stock of this corporation owned by another corporation the majority of the voting stock of which is owned or controlled by this corporation, and shares of stock of this corporation held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time. A shareholder may vote the number of voting shares owned by him either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder; or, in the absence of any applicable bylaw, by such person as the Board of Directors of the corporate shareholder may designate.

Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation, or in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred. On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to vote on any matter and shall not be deemed to be outstanding shares.

Section 10. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting or a shareholders' duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law. The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate office responsible for maintaining the list of shareholders. If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated. If a proxy expressly provides, any proxy holder may appoint in writing a substitute to act in his place.

Section 11. Voting Trusts. Any number of shareholders of this corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the corporation, in person or by agent or attorney, as are the books and records of the corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

Section 12. Shareholders' Agreements. Two (2) or more shareholders, of this corporation may enter an agreement providing for the exercise of voting rights in the manner provided in the agreement or relating to any phase of the affairs of the corporation as provided by law. Nothing therein shall impair the right of this corporation to treat the shareholders of record as entitled to vote the shares standing in their names.

Section 13. Action by Shareholders Without a Meeting. Any action required by law, these bylaws, or the articles of incorporation of this corporation to be taken at any annual or special meeting of shareholders of the corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to vote thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.
Within ten (10) days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided under the law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of the law regarding the rights of dissenting shareholders.

ARTICLE II. Directors
Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of a corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of Delaware or shareholders of this corporation.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Duties of Directors. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(a) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented,

(b) counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence, or

(c) a committee of the board upon which he does not serve, duly designated in accordance with a provision of the articles of incorporation or the bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence. A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted. A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of the corporation.

Section 5. Presumption of Assent. A director of the corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number. This corporation shall have at least one (1) director. The minimum number of directors may be increased or decreased from time to time by amendment to these bylaws, but no decrease shall have the effect of shortening the terms of any incumbent director and no amendment shall decrease the number of directors below one (1), unless the stockholders have voted to operate the corporation.

Section 7. Election and Term. Each person named in the articles of incorporation as a member of the initial board of directors shall hold office until the first annual meeting of shareholders, and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death. At the first annual meeting of shareholders and at each annual meeting thereafter the shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 8. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

Section 9. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 10. Quorum and Voting. A majority of the number of directors fixed by these bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 11. Director Conflicts of Interest. No contract or other transaction between this corporation and one (1) or more of its directors or any other corporation, firm, association or entity in which one or more of the directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the corporation at the time it is authorized by the board, a committee or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 12. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no committee shall have the authority to:

(a) approve or recommend to shareholders actions or proposals required by law to be approved by shareholders,

(b) designate candidates for the office of director, for purposes of proxy solicitation or otherwise,

(c) fill vacancies on the Board of Directors or any committee thereof,

(d) amend the bylaws,

(e) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors, or

(f) authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the Board of Directors, by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State. The Board of Directors, by resolution adopted in accordance with this section, may designate one (1) or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 13. Place of Meetings. Regular and special meetings by the Board of Directors may be held within or without the State of Delaware.

Section 14. Time, Notice and Call of Meetings. Regular meetings by the Board of Directors shall be held without notice. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director by either personal delivery, telegram or cablegram at least two (2) days before the meeting or by notice mailed to the director at least five (5) days before the meeting. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors. Meetings of the Board of Directors may be called by the chairman of the board, by the president of the corporation, or by any two (2) directors. Members of the Board of Directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 15. Action Without a Meeting. Any action required to be taken at a meeting of the directors of a corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing setting forth the action so to be taken signed by all of the directors, or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent shall have the same effect as a unanimous vote.

ARTICLE III. Officers

Section 1. Officers. The officers of this corporation shall consist of a president, a secretary and a treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two (2) or more offices may be held by the same person. The failure to elect a president, secretary or treasurer shall not affect the existence of this corporation.

Section 2. Duties. The officers of this corporation shall have the following duties:
The President shall be the chief executive officer of the corporation, shall have general and active management of the business and affairs of the corporation subject to the directions of the Board of Directors, and shall preside at all meetings of the stockholders and Board of Directors. The Secretary shall have custody of, and maintain, all of the corporate records except the financial records; shall record the minutes of all meetings of the stockholders and Board of Directors, send all notice of meetings out, and perform such other duties as may be prescribed by the Board of Directors or the President. The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and

render accounts thereof at the annual meetings of stockholders and whenever else required by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3. Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the board whenever in its judgment the best interests of the corporation will be served thereby. Any officer or agent elected by the shareholders may be removed only by vote of the shareholders, unless the shareholders shall have authorized the directors to remove such officer or agent. Any vacancy, however occurring, in any office may be filled by the Board of Directors, unless the bylaws shall have expressly reserved such power to the shareholders. Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create contract rights.

ARTICLE IV. Stock Certificates

Section 1. Issuance. Every holder of shares in this corporation shall be entitled to have a certificate, representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form. Certificates representing shares in this corporation shall be signed by the President or Vice President and the Secretary or an Assistant Secretary and may be sealed with the seal of this corporation or a facsimile thereof. The signatures of the President or Vice President and the Secretary or Assistant Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the corporation itself or an employee of the corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issuance. Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

Each certificate representing shares shall state upon the face thereof:
the name of the corporation; that the corporation is organized under the laws of this state; the name of the person or persons to whom issued; the number and class of shares, and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate, or a statement that the shares are without par value.

Section 3. Transfer of Stock. The corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized attorney, and upon surrender or cancellation of a certificate or certificates for a like number of shares.

Section 4. Lost, Stolen, or Destroyed Certificates. The corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate (a) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (b) requests the issue of a new certificate before the corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) gives bond in such form as the corporation may direct, to indemnify the corporation, the transfer agent, and registrar against any claim that may be made on account of the alleged loss, destruction, or theft of a certificate; and (d) satisfies any other reasonable requirements imposed by the corporation.

ARTICLE V. Books and Records
Section 1. Corporate Records.

(a) The corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors on behalf of the corporation.

(b) The corporation shall maintain accurate accounting records and a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held by each.

(c) The corporation shall keep a copy of: its articles or restated articles of incorporation and all amendments to them currently in effect; these Bylaws or restated Bylaws and all amendments currently in effect; resolutions adopted by the Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; the minutes of all shareholders' meetings and records of all actions taken by shareholders without a meeting for the past three years; written communications to all shareholders generally or all shareholders of a class of series within the past three years, including the financial statements furnished for the last three years; a list of names and business street addresses of its current directors and officers; and its most recent annual report delivered to the Department of State.

(d) The corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time.

Section 2. Shareholders' Inspection Rights. A shareholder is entitled to inspect and copy, during regular business hours at the corporation's principal office, any of the corporate records described in Section 1(c) of this Article if the shareholder gives the corporation written notice of the demand at least five (5) business days before the date on which he wishes to inspect and copy the records. A shareholder is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation if the shareholder gives the corporation written notice of this demand at least five (5) business days before the date on which he wishes to inspect and copy provided (a) the demand is made in good faith and for a proper purpose; (b) the shareholder described with reasonable particularity the purpose and the records he desires to inspects; and (c) the records are directly connected with the purpose: (i) excerpts from minutes of any meeting of the Board of Directors, records of any action of a committee of the Board of Directors while acting in place of the Board on behalf of the corporation; (ii) accounting records; (iii) the record of shareholders; and (iv) any other books and records of the corporation. This Section 2 does not affect the right of a shareholder to inspect and copy the shareholders' list described in Section 7 of Article I, if the shareholder is in litigation with the corporation to the same extent as any other litigant or the power of a court to compel the production of corporate records for examination. The corporation may deny any demand for inspection if the demand was made for an improper purpose, or if the demanding shareholder has within the two (2) years preceding his demand, sold or offered for sale any list of shareholders of the corporation or of any other corporation, has aided or abetted any person in procuring any list of shareholders for that purpose, or has improperly used any information secured through any prior examination of the records of this corporation or any other corporation.

Section 3. Financial Information. Not later than four (4) months after the close of each fiscal year, this corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the corporation as of the close of its fiscal year, and a profit and loss statement showing the results of the operations of the corporation during its fiscal year. Upon the written request of any shareholder or holder of voting trust certificates for shares of the corporation, the corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement. The balance sheets and profit and loss statements shall be filed in the registered office of the corporation in this state, shall be kept for at least five (5) years, and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

ARTICLE VI. Dividends

The Board of Directors of this corporation may, from time to time, declare, and the corporation may pay dividends on its shares in cash, property or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this section, only out of the unreserved and unrestricted earned surplus of the corporation or out of capital surplus, howsoever arising but each dividend paid out of capital surplus, and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

(b) Dividends may be declared and paid in the corporation's own treasury shares.

(c) Dividends may be declared and paid in the corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares; and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the articles of incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

(e) A split-up or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the corporation shall not be construed to be a share dividend within the meaning of this section.

ARTICLE VII. Corporate Seal
The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation as it appears on page 1 of these Bylaws.

ARTICLE VIII. Amendments
These bylaws may be repealed or amended, and new bylaws may be adopted, by the Board of Directors.

End of Bylaws

Part III

EXHIBIT 2

INVESTOR AGREEMENT

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (the "AGREEMENT"), dated as of March 28, 2012 by and between Metatron Inc., a Delaware corporation (the "Company"), and Macallan Partners, LLC, a Delaware limited liability company (the "Investor"), with its principal executive officers at 245 Main Street, Suite 302, White Plains, NY 10601.

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall invest up to One Million Dollars ($1,000,000) to purchase the Company's Common Stock, $0.001 par value per share (the "Common Stock"); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are filing a Form 1-A with the Securities and Exchange Commission.

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

SECTION I.
DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms.

"1933 Act" shall have the meaning set forth in the preamble of this agreement.

"1934 Act" shall mean the Securities Exchange Act of 1934, as it may be amended.

"Affiliate" shall have the meaning specified in Section 5.7, below.

"Agreement" shall mean this Investment Agreement.

"By-laws" shall have the meaning specified in Section 4.3.

"Certificate of Incorporation" shall have the meaning specified in Section 4.3.

"Closing" shall have the meaning specified in Section 2.4.

"Closing Date" shall mean no more than seven (7) Trading Days following the Put Notice Date.

"Common Stock" shall have the meaning set forth in the preamble of this Agreement.

"Control" or "Controls" shall have the meaning specified in Section 5.7.

"Effective Date" shall mean the date the SEC declares effective under the 1933 Act the Form 1-A covering the Securities.

"Environmental Laws" shall have the meaning specified in Section 4.13.

"Investment Agreement" shall mean this Agreement and the Registration Rights Agreement between the Company and the Investor of even date herewith.

"Execution Date" shall mean the date indicated in the preamble to this Agreement.

"Indemnities" shall have the meaning specified in Section 10.

"Indemnified Liabilities" shall have the meaning specified in Section 10.

"Ineffective Period" shall mean any period of time that the Form 1-A contemplated hereby is not qualified by the Securities and Exchange Commission, or becomes ineffective or the securities to be purchased hereunder have any resale limitations or restrictions.

"Investor" shall have the meaning indicated in the preamble of this Agreement.

"Material Adverse Effect" shall have the meaning specified in Section 4.1.

"Maximum Common Stock Issuance" shall have the meaning specified in Section 2.5.

"Open Market Adjustment Amount" shall have the meaning specified in Section 2.4.

"Open Market Purchase" shall have the meaning specified in Section 2.4.

"Open Market Share Purchase" shall have the meaning specified in Section 2.4.

"Open Period" shall mean the period beginning on and including the Trading Day immediately following the Effective Date and ending on the earlier to occur of (i) the date which is thirty-six (36) months from the Effective Date; or (ii) termination of the Agreement in accordance with Section 8, below.

"Pricing Period" shall mean the fifteen (15) consecutive Trading Days prior to receipt of the Put Notice by the Investor.

"Principal Market" shall mean the American Stock Exchange, Inc., the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board, the NASDAQ National Market System or the NASDAQ SmallCap Market, whichever is the principal market on which the Common Stock is listed.

"Prospectus" shall mean the Offering Circular used in connection with the Form 1-A Filing.

"Purchase Amount" shall mean the total amount being paid by the Investor on a particular Closing Date to purchase the Securities.

"Purchase Price" shall mean a discount of Seventy-Five Percent (75%) percent from the lowest traded price for the fifteen (15) trading days immediately prior to receipt by the Investor of the Put Notice, or a discount of Seventy-Five Percent (75%) to the closing bid on the day of the Put Notice, whichever is lower.

"Put" shall have the meaning set forth in Section 2.2 hereof.

"Put Amount" shall have the meaning set forth in Section 2.2 hereof.

"Put Notice" shall mean a written notice sent to the Investor by the Company stating the Put Amount in U.S. dollars the Company intends to sell to the Investor pursuant to the terms of the Agreement and stating the current number of Shares issued and outstanding on such date.

"Put Notice Date" shall mean the Trading Day, as set forth below, on which the Investor receives a Put Notice, however a Put Notice shall be deemed delivered on (a) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 9:30 am Eastern Time, or (b) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 9:30 am Eastern Time on a Trading Day. No Put Notice may be deemed delivered on a day that is not a Trading Day.

"Put Restriction" shall mean the days between the beginning of the Pricing Period and Closing Date. During this time, the Company shall not be entitled to deliver another Put Notice.

"Put Shares Due" shall have the meaning specified in Section 2.4.

"Registration Rights Agreement" shall have the meaning set forth in the recitals, above.

"Form 1-A" means the Form 1-A of the Company filed under the 1933 Act covering the Common Stock issuable hereunder.

"Related Party" shall have the meaning specified in Section 5.7.

"Resolution" shall have the meaning specified in Section 7.5.

"SEC" shall mean the U.S. Securities & Exchange Commission.

"SEC Documents" shall have the meaning specified in Section 4.6.

"Securities" shall mean the shares of Common Stock issued pursuant to the terms of the Agreement.

"Shares" shall mean the shares of the Company's Common Stock.

"Subsidiaries" shall have the meaning specified in Section 4.

"Trading Day" shall mean any day on which the Principal Market for the Common Stock is open for trading, from the hours of 9:30 am until 4:00 pm.

SECTION II
PURCHASE AND SALE OF COMMON STOCK

2.1 PURCHASE AND SALE OF COMMON STOCK. Subject to the terms and conditions set forth herein, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, up to that number of Shares having an aggregate Purchase Price of One Million Dollar ($1,000,000).

2.2 DELIVERY OF PUT NOTICES. Prior to selling any securities to any third party under the Form 1-A filing, the Company shall deliver a Put Notice to the Investor which states the dollar amount (designated in U.S. Dollars) (the "Put Amount"), which the Company intends to sell to the Investor on a Closing Date (the "Put"). The Put Notice shall be in the form attached hereto as Exhibit C and incorporated herein by reference. The amount that the Company shall be entitled to Put to the Investor (the "Put Amount") shall be equal to Three Hundred Fifty percent (350%) of the average daily volume (U.S. market only) of the Common Stock for the Ten (10) Trading Days prior to the applicable Put Notice Date. During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed.

2.3 CONDITIONS TO INVESTOR'S OBLIGATION TO PURCHASE SHARES. Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to deliver a Put Notice and the Investor shall not be obligated to purchase any Shares at a Closing (as defined in Section 2.4) unless each of the following conditions are satisfied:

i. The Form 1-A has been qualified and there are no resale restrictions on the securities to be sold to the Investor;

ii. at all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, the Common Stock shall have been available to trade on the OTCBB;

iii. the Company has complied with its obligations and is otherwise not in breach of or in default under, this Agreement, or any other agreement executed in connection herewith which has not been cured prior to delivery of the Investor's Put Notice Date;

iv. no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the Securities; and

v. the issuance of the Securities will not violate any shareholder approval requirements.

If any of the events described in clauses (i) through (v) above occurs during a Pricing Period, then the Investor shall have no obligation to purchase the Put Amount of Common Stock set forth in the applicable Put Notice.

2.4 MECHANICS OF PURCHASE OF SHARES BY INVESTOR. Subject to the satisfaction of the conditions set forth in Sections 2.5, 7 and 8 of this Agreement, the closing of the purchase by the Investor of Shares (a "Closing") shall occur on the date which is no later than seven (7) Trading Days following the applicable Put Notice Date (each a "Closing Date"). Upon each such Closing Date, the Company shall deliver to the Investor pursuant to this Agreement, certificates representing the Shares to be issued to the Investor on such date and registered in the name of the Investor (the "Certificate"). Within one Business Day after receipt of the Certificate, the Investor shall deliver to the Company the Purchase Price to be paid for such Shares, determined as set forth in Section 2.2.

2.5 OVERALL LIMIT ON COMMON STOCK ISSUABLE. Notwithstanding anything contained herein to the contrary, if during the Open Period the Company becomes listed on an exchange that limits the number of shares of Common Stock that may be issued without shareholder approval, then the number of Shares issuable by the Company and purchasable by the Investor, shall not exceed that number of the shares of Common Stock that may be issuable without shareholder approval (the "Maximum Common Stock Issuance"). If such issuance of shares of Common Stock could cause a delisting on the Principal Market, then the Maximum Common Stock Issuance shall first be approved by the Company's shareholders in accordance with applicable law and the By-laws and Amended and Restated Certificate of Incorporation of the Company, if such issuance of shares of Common Stock could cause a delisting on the Principal Market. The parties understand and agree that the Company's failure to seek or obtain such shareholder approval shall in no way adversely affect the validity and due authorization of the issuance and sale of Securities or the Investor's obligation in accordance with the terms and conditions hereof to purchase a number of Shares in the aggregate up to the Maximum Common Stock Issuance limitation, and that such approval pertains only to the applicability of the Maximum Common Stock Issuance limitation provided in this Section 2.5.

2.6 LIMITATION ON AMOUNT OF OWNERSHIP. Notwithstanding anything to the contrary in this Agreement, in no event shall the Investor be entitled to purchase that number of Shares, which when added to the sum of the number of shares of Common Stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act), by the Investor, would exceed 4.99% of the number of shares of Common Stock outstanding on the Closing Date, as determined in accordance with Rule 13d-1(j) of the 1934 Act.

SECTION III
INVESTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS

The Investor represents and warrants to the Company, and covenants, that:

3.1 SOPHISTICATED INVESTOR. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (I) evaluating the merits and risks of an investment in the Securities and making an informed investment decision; (II) protecting its own interest; and (III) bearing the economic risk of such investment for an indefinite period of time.

3.2 AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

3.3 SECTION 9 OF THE 1934 ACT. During the term of this Agreement, the Investor will comply with the provisions of Section 9 of the 1934 Act, and the rules promulgated thereunder, with respect to transactions involving the Common Stock. The Investor agrees not to sell the Company's stock short, either directly or indirectly through its affiliates, principals or advisors, the Company's common stock during the term of this Agreement.

3.4 ACCREDITED INVESTOR. Investor is an "Accredited Investor" as that term is defined in Rule 501(a) of Regulation D of the 1933 Act.

3.5 NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Investor and the consummation by the Investor of the transactions contemplated hereby and thereby will not result in a violation of Partnership Agreement or other organizational documents of the Investor.

3.6 OPPORTUNITY TO DISCUSS. The Investor has received all materials relating to the Company's business, finance and operations which it has requested. The Investor has had an opportunity to discuss the business, management and financial affairs of the Company with the Company's management.

3.7 INVESTMENT PURPOSES. The Investor is purchasing the Securities for its own account for investment purposes and not with a view towards distribution and agrees to resell or otherwise dispose of the Securities solely in accordance with the registration provisions of the 1933 Act (or pursuant to an exemption from such registration provisions).

3.8 NO REGISTRATION AS A DEALER. The Investor is not and will not be required to be registered as a "dealer" under the 1934 Act, either as a result of its execution and performance of its obligations under this Agreement or otherwise.

3.9 GOOD STANDING. The Investor is a Limited Partnership, duly organized, validly existing and in good standing in the Cayman Islands.

3.10 TAX LIABILITIES. The Investor understands that it is liable for its own tax liabilities.

3.11 REGULATION M. The Investor will comply with Regulation M under the 1934 Act, if applicable.

SECTION IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules attached hereto, the Company represents and warrants to the Investor that:

4.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. Both the Company and the companies it owns or controls ("Subsidiaries") are duly qualified to do business and are in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company and its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Investment Agreement (as defined in Section 1 and 4.2 below).

4.2 AUTHORIZATION; ENFORCEMENT; COMPLIANCE WITH OTHER INSTRUMENTS.

i. The Company has the requisite corporate power and authority to enter into and perform this Investment Agreement and to issue the Securities in accordance with the terms hereof and thereof.

ii. The execution and delivery of the Investment Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the reservation for issuance and the issuance of the Securities pursuant to this Agreement, have been duly and validly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, or its shareholders.

iii. The Investment Agreement has been duly and validly executed and delivered by the Company.

iv. The Investment Agreement constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

4.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of:

(a) 600,000,000 shares of Common Stock, $0.001 par value per share, of which as of the date hereof, 589,634,458 shares are issued and outstanding;

(b) 5,000,000 shares of Preferred Stock, of which as of the date hereof one share is issued and outstanding; and

(c) One share of Series A Preferred Stock, or which one share is issued and outstanding.

All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable.

Except as disclosed in the Company's publicly available filings with the SEC:

i. no shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company;

ii. there are no outstanding debt securities;

iii. there are no outstanding shares of capital stock, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries;

iv. there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement);

v. there are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries;

vi. there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement;

vii. the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and

viii. there is no dispute as to the classification of any shares of the Company's capital stock.

The Company has furnished to the Investor true and correct copies of the Company's Articles of Incorporation, as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's Bylaws, as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

4.4 ISSUANCE OF SHARES. The Company has reserved Shares for issuance pursuant to this Agreement, which have been duly authorized and reserved those Shares for issuance (subject to adjustment pursuant to the Company's covenant set forth in Section 5.5 below) pursuant to this Agreement. Upon issuance in accordance with this Agreement, the Securities will be validly issued, fully paid for and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. In the event the Company cannot register a sufficient number of Shares for issuance pursuant to this Agreement, the Company will use its best efforts to authorize and reserve for issuance the number of Shares required for the Company to perform its obligations hereunder as soon as reasonably practicable.

4.5 NO CONFLICTS. The execution, delivery and performance of the Investment Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws; or (ii) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company or any of its Subsidiaries is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and the rules and regulations of the Principal Market or principal securities exchange or trading market on which the Common Stock is traded or listed) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Neither the Company nor its Subsidiaries is in violation of any term of, or in default under, the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws or their organizational charter or by-laws, respectively, or any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not individually or in the aggregate have or constitute a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for possible violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act or any securities laws of any states, to the Company's knowledge, the Company is not required to obtain any consent, authorization, permit or order of, or make any filing or registration (except the filing of a Form 1-A as outlined in the Registration Rights Agreement between the Parties) with, any court, governmental authority or agency, regulatory or self-regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Investment Agreement in accordance with the terms hereof or thereof. All consents, authorizations, permits, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof and are in full force and effect as of the date hereof. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The

Company is not, and will not be, in violation of the listing requirements of the Principal Market as in effect on the date hereof and on each of the Closing Dates and is not aware of any facts which would reasonably lead to delisting of the Common Stock by the Principal Market in the foreseeable future.

4.6 ABSENCE OF CERTAIN CHANGES. Except as otherwise set forth in the SEC Documents, the Company does not intend to change the business operations of the Company in any material way. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

4.7 ABSENCE OF LITIGATION AND/OR REGULATORY PROCEEDINGS. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a Material Adverse Effect.

4.8 ACKNOWLEDGMENT REGARDING INVESTOR'S PURCHASE OF SHARES. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Investment Agreement and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its respective representatives or agents in connection with the Investment Agreement and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities, and is not being relied on by the Company. The Company further represents to the Investor that the Company's decision to enter into the Investment Agreement has been based solely on the independent evaluation by the Company and its representatives.

4.9 NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. No event, liability, development or circumstance has occurred or exists, or to the Company's knowledge is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, assets, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a Form 1-A filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

4.10 EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that relations with their employees are good. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company's employ or otherwise terminate such officer's employment with the Company.

4.11 INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights necessary to conduct its business as now or as proposed to be conducted have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

4.12 ENVIRONMENTAL LAWS. The Company and its Subsidiaries (i) are, to the knowledge of the management and directors of the Company and its Subsidiaries, in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"); (ii) have, to the knowledge of the management and directors of the Company, received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance, to the knowledge of the management and directors of the Company, with all terms and conditions of any such permit, license or approval where, in each of the three (3) foregoing cases, the failure to so comply would have, individually or in the aggregate, a Material Adverse Effect.

4.13 TITLE. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the SEC Documents or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

4.14 INSURANCE. Each of the Company's Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and neither the Company nor its

Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

4.15 REGULATORY PERMITS. The Company and its Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from the appropriate federal, state, local or foreign regulatory authorities and comparable foreign regulatory agencies, necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits which if not obtained, or such revocations or modifications which, would not have a Material Adverse Effect.

4.16 INTERNAL ACCOUNTING CONTROLS. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles by a firm with membership to the PCAOB and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.17 NO MATERIALLY ADVERSE CONTRACTS, ETC. Neither the Company nor any of its Subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to any contract or agreement which in the judgment of the Company's officers has or is expected to have a Material Adverse Effect.

4.18 TAX STATUS. The Company and each of its Subsidiaries has made or filed all United States federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

4.19 CERTAIN TRANSACTIONS. Except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from disinterested third parties and other than the grant of stock options disclosed in the SEC Documents, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.20 DILUTIVE EFFECT. The Company understands and acknowledges that the number of shares of Common Stock issuable upon purchases pursuant to this Agreement will increase in certain circumstances including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the period between the Effective Date and the end of the Open Period. The Company's executive officers and directors have studied and fully understand the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect on the shareholders of the Company. The Board of Directors of the Company has concluded, in its good faith business judgment, and with full understanding of the implications, that such issuance is in the best interests of the Company. The Company specifically acknowledges that, subject to such limitations as are expressly set forth in the Investment Agreement, its obligation to issue shares of Common Stock upon purchases pursuant to this Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

4.21 LOCK-UP. The Company shall cause its officers, insiders, directors, and affiliates or other related parties under control of the Company, to refrain from selling Common Stock during each Pricing Period.

4.22 NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Common Stock to be offered as set forth in this Agreement.

4.23 NO BROKERS, FINDERS OR FINANCIAL ADVISORY FEES OR COMMISSIONS. There are no brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement.

SECTION V
COVENANTS OF THE COMPANY

5.1 BEST EFFORTS. The Company shall use all commercially reasonable efforts to timely satisfy each of the conditions set forth in Section 7 of this Agreement.

5.2 REPORTING STATUS. Until one of the following occurs, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status, or take an action or fail to take any action, which would terminate its status as a reporting company under the 1934 Act: (i) this Agreement terminates pursuant to Section 8 and the Investor has the right to sell all of the Securities without restrictions pursuant to Rule 144(k) promulgated under the 1933 Act, or such other exemption (ii) the date on which the Investor has sold all the Securities and this Agreement has been terminated pursuant to Section 8.

5.3 USE OF PROCEEDS. The Company will use the proceeds from the sale of the Shares (excluding amounts paid by the Company for fees as set forth in the Investment Agreement) for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

5.4 RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of the Securities to the Investor as required hereunder. In the event that the Company determines that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5.4, the Company shall use all commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking shareholder approval for the authorization of such additional shares.

5.5 TRANSACTIONS WITH AFFILIATES. The Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, persons who were officers or directors at any time during the previous two (2) years, shareholders who beneficially own 5% or more of the Common Stock, or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "Related Party"), except for (i) customary employment arrangements and benefit programs on reasonable terms, (ii) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a disinterested third party other than such Related Party, or (iii) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company. For purposes hereof, any director who is also an officer of the Company or any Subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment or arrangement. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a 5% or more equity interest in that person or entity, (ii) has 5% or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) is under common control with that person or entity. "Control" or "Controls" for purposes hereof means that a person or entity has the power, directly or indirectly, to conduct or govern the policies of another person or entity.

5.6 CORPORATE EXISTENCE. The Company shall use all commercially reasonable efforts to preserve and continue the corporate existence of the Company.

5.7 NOTICE OF CERTAIN EVENTS AFFECTING REGISTRATION; SUSPENSION OF RIGHT TO MAKE A PUT. The Company shall promptly notify the Investor upon the occurrence of any of the following events in respect of a Form 1-A or related prospectus in respect of an offering of the Securities: (i) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the Form 1-A for amendments or supplements to the Form 1-A or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Form 1-A or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Securities for sale in any jurisdiction or the initiation or notice of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in such Form 1-A or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Form 1-A, related prospectus or documents so that, in the case of a Form 1-A, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Form 1-A would be appropriate, and the Company shall promptly make available to Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to Investor any Put Notice during the continuation of any of the foregoing events in this Section 5.7.

5.8 TRANSFER AGENT. Upon qualification of the Form 1-A, and for so long as the offering thereunder is effective, the Company shall deliver instructions to its transfer agent to issue Shares to the Investor that are covered by this Agreement free of restrictive legends.

5.9 ACKNOWLEDGEMENT OF TERMS. The Company hereby represents and warrants to the Investor that: (i) it is voluntarily entering into this Agreement of its own freewill, (ii) it is not entering this Agreement under economic duress, (iii) the terms of this Agreement are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

SECTION VI
CONDITIONS OF THE COMPANY'S OBLIGATION TO SELL

The obligation hereunder of the Company to issue and sell the Securities to the Investor is further subject to the satisfaction, at or before each Closing Date, of each of the following conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

6.1 The Investor shall have executed this Agreement and delivered the same to the Company.

6.2 The Investor shall have delivered to the Company the Purchase Price for the Securities being purchased by the Investor between the end of the Pricing Period and the Closing Date via a Put Settlement Sheet (hereto attached as Exhibit D). After receipt of confirmation of delivery of such Securities to the Investor, the Investor, by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company will disburse the funds constituting the Purchase Amount. The Investor shall have no obligation to disburse the Purchase Amount until the Company delivers the Shares pursuant to a Put Notice.

6.3 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

SECTION VII
FURTHER CONDITIONS OF THE INVESTOR'S OBLIGATION TO PURCHASE

The obligation of the Investor hereunder to purchase Shares is subject to the satisfaction, on or before each Closing Date, of each of the following conditions set forth below.

7.1 The Company shall have executed the Investment Agreement and delivered the same to the Investor.

7.2 The Common Stock shall be authorized for quotation on the OTCBB and trading in the Common Stock shall not have been suspended at any time beginning on the date hereof and through and including the respective Closing Date (excluding suspensions of not more than one (1) Trading Day resulting from business announcements by the Company, provided that such suspensions occur prior to the Company's delivery of the Put Notice related to such Closing).

7.3 The representations and warranties of the Company shall be true and correct as of the date when made and as of the applicable Closing Date as though made at that time and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Investment Agreement to be performed, satisfied or complied with by the Company on or before such Closing Date. The Investor may request an update as of such Closing Date regarding the representation contained in Section 4.3 above.

7.4 The Company shall have executed and delivered to the Investor the certificates representing, or have executed electronic book-entry transfer of, the Securities (in such denominations as the Investor shall request) being purchased by the Investor at such Closing.

7.5 The Board of Directors of the Company shall have adopted resolutions consistent with Section 4.2(ii) above (the "Resolutions") and such Resolutions shall not have been amended or rescinded prior to such Closing Date.

7.6 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

7.7 The Form 1-A shall be effective on each Closing Date and no stop order suspending the effectiveness of the Form 1-A shall be in effect or to the Company's knowledge shall be pending or threatened. Furthermore, on each Closing Date (I) neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to such Form 1-A or that the SEC otherwise has suspended or withdrawn the effectiveness of such Form 1-A, either temporarily or permanently, or intends or has threatened to do so (unless the SEC's concerns have been addressed and Investor is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (II) no other suspension of the use or withdrawal of the effectiveness of such Form 1-A or related prospectus shall exist.

7.8 At the time of each Closing, the Form 1-A (including information or documents incorporated by reference therein) and any amendments or supplements thereto shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or which would require public disclosure or an update supplement to the prospectus.

7.9 If applicable, the shareholders of the Company shall have approved the issuance of any Shares in excess of the Maximum Common Stock Issuance in accordance with Section 2.5 or the Company shall have obtained appropriate approval pursuant to the requirements of Delaware law and the Company's Articles of Incorporation and By-laws.

7.10 The conditions to such Closing set forth in Section 2.3 shall have been satisfied on or before such Closing Date.

7.11 The Company shall have certified to the Investor the number of Shares of Common Stock outstanding when a Put Notice is given to the Investor. The Company's delivery of a Put Notice to the Investor constitutes the Company's certification of the existence of the necessary number of shares of Common Stock reserved for issuance.

SECTION VIII
TERMINATION

This Agreement shall terminate upon any of the following events:

8.1 when the Investor has purchased an aggregate of One Million dollars ($1,000,000) in the Common Stock of the Company pursuant to this Agreement; or

8.2 on the date which is thirty-six (36) months after the Effective Date; or,

8.3 at such time that the Form 1-A is no longer in effect.

Any and all shares, or penalties, if any, due under this Agreement shall be immediately payable and due upon termination of the Line.

SECTION IX
SUSPENSION

This Agreement shall be suspended upon any of the following events, and shall remain suspended until such event is rectified:

i. The trading of the Common Stock is suspended by the SEC, the Principal Market or FINRA for a period of two (2) consecutive Trading Days during the Open Period; or,

ii. The Common Stock ceases to be quoted on OTCBB. Immediately upon the occurrence of one of the above-described events, the Company shall send written notice of such event to the Investor.

SECTION X
INDEMNIFICATION

In consideration of the parties mutual obligations set forth in the Transaction Documents, each of the parties (in such capacity, an "Indemnitor") shall defend, protect, indemnify and hold harmless the other and all of the other party's shareholders, officers, directors, employees, counsel, and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (I) any misrepresentation or breach of any representation or warranty made by the Indemnitor or any other certificate, instrument or document contemplated hereby or thereby; (II) any breach of any covenant, agreement or obligation of the Indemnitor contained in the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (III) any cause of action, suit or claim brought or made against such Indemnitee by a third party and arising out of or resulting from the execution, delivery, performance or enforcement of the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby, except insofar as any such misrepresentation, breach or any untrue statement, alleged untrue statement, omission or alleged omission is made in reliance upon and in conformity with information furnished to Indemnitor which is specifically intended for use in the preparation of any such Form 1-A, preliminary prospectus, prospectus or amendments to the prospectus. To the extent that the foregoing undertaking by the Indemnitor may be unenforceable for any reason, the Indemnitor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The indemnity provisions contained herein shall be in addition to any cause of action or similar rights Indemnitor may have, and any liabilities the Indemnitor or the Indemnitees may be subject to.

SECTION XI
GOVERNING LAW; DISPUTES SUBMITTED TO ARBITRATION.

11.1 LAW GOVERNING THIS AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Delaware or in the federal courts located in the state and county of Delaware. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The parties executing this Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the in personam jurisdiction of such courts and hereby irrevocably waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement or any other Transaction Documents by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

11.2 LEGAL FEES; AND MISCELLANEOUS FEES. Except as otherwise set forth in the Investment Agreement, each party shall pay the fees and expenses of its advisers, counsel, the accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Any attorneys' fees and expenses incurred by either the Company or the Investor in connection with the preparation, negotiation, execution and delivery of any amendments to this Agreement or relating to the enforcement of the rights of any party, after the occurrence of any breach of the terms of this Agreement by another party or any default by another party in respect of the transactions contemplated hereunder, shall be paid on demand by the party which breached the Agreement and/or defaulted, as the case may be. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of any Securities.

11.3 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

11.4 HEADINGS; SINGULAR/PLURAL. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine.

11.5 SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

11.6 ENTIRE AGREEMENT; AMENDMENTS. This Agreement is the FINAL AGREEMENT between the Company and the Investor with respect to the terms and conditions set forth herein, and, the terms of this Agreement may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The execution and delivery of the Investment Agreement shall not alter the force and effect of any other agreements between the Parties, and the obligations under those agreements.

11.7 NOTICES. Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (I) upon receipt, when delivered personally; (II) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (III) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Metatron Inc.
160 Greentree Drive
Dover, Delaware 19904
Attention: Joseph Riehl, Chief Executive Officer
Telephone No.: (302) 861-0431

If to the Investor:

Macallan Partners, LLC.
245 Main Street, Suite 302
White Plains, NY 10601
Telefax: (646) 390-8433

Each party shall provide five (5) days prior written notice to the other party of any change in address or facsimile number.

11.8 NO ASSIGNMENT. This Agreement may not be assigned.

11.9 NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person, except that the Company acknowledges that the rights of the Investor may be enforced by its general partner.

11.10 SURVIVAL. The representations and warranties of the Company and the Investor contained in Sections 3 and 4, the agreements and covenants set forth in Sections 5 and 6, and the indemnification provisions set forth in Section 10, shall survive each of the Closings and the termination of this Agreement.

11.11 PUBLICITY. The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior consent of the Investor, except to the extent required by law. The Investor acknowledges that this Agreement and all or part of the Investment Agreement may be deemed to be "material contracts" as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or Form 1-As filed under the 1933 Act or the 1934 Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

11.12 FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.13 PLACEMENT AGENT. If so required, the Company agrees to pay a registered broker dealer, to act as placement agent, a percentage of the Put Amount on each draw toward the fee as outlined in the Placement Agent Agreement. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other persons or entities for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Investment Agreement. The Company shall indemnify and hold harmless the Investor, their employees, officers, directors, agents, and partners, and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses incurred in respect of any such claimed or existing fees, as such fees and expenses are incurred.

11.14 NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, as the parties mutually agree that each has had a full and fair opportunity to review this Agreement and seek the advice of counsel on it.

11.15 REMEDIES. The Investor shall have all rights and remedies set forth in this Agreement and the Registration Rights Agreement and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which the Investor has by law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any default or breach of any provision of this Agreement, including the recovery of reasonable attorneys fees and costs, and to exercise all other rights granted by law.

11.16 PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Investor hereunder or under the Registration Rights Agreement or the Investor enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

11.17 PRICING OF COMMON STOCK. For purposes of this Agreement, the bid price of the Common Stock shall be as reported on Bloomberg.

SECTION XII
NON-DISCLOSURE OF NON-PUBLIC INFORMATION

(a) The Company shall not disclose non-public information to the Investor, its advisors, or its representatives.

(b) Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Form 1-A would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 12 shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Form 1-A contains an untrue statement of material fact or omits a material fact required to be stated in the Form 1-A or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

SECTION XIII
ACKNOWLEDGEMENTS OF THE PARTIES

Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby acknowledge and agree to the following: (i) the Investor makes no representations or covenants that it will not engage in trading in the securities of the Company, other than the Investor will not sell short the Company's common stock at any time during this Agreement; (ii) the Company shall, by 8:30 a.m. EST on the trading day following the date hereof, file a current report on Form 8-K disclosing the material terms of the transactions contemplated hereby and in the other Investment Agreement; (iii) the Company has not and shall not provide material non-public information to the Investor unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information; and (iv) the Company understands and confirms that the Investor will be relying on the acknowledgements set forth in clauses (i) through (iii) above if the Investor effects any transactions in the securities of the Company.

[Signature page follows]

Your signature on this Signature Page evidences your agreement to be bound by the terms and conditions of the Investment Agreement as of the date first written above. The undersigned signatory hereby certifies that he has read and understands the Investment Agreement, and the representations made by the undersigned in this Investment Agreement are true and accurate, and agrees to be bound by its terms.

MACALLAN PARTNERS, LLC

By: _/s/ Edward Bronson_________________
Edward Bronson
Senior Managing Member

METATRON INC.

By: _/s/ Joe Riehl________________________________
Joseph Riehl
Chief Executive Officer

LIST OF EXHIBITS

EXHIBIT C

FORM OF PUT NOTICE

Date:

RE: Put Notice Number __

Dear Mr. Bronson,

This is to inform you that as of today, [COMPANY], a [____] corporation (the "Company"), hereby elects to exercise its right pursuant to the Investment Agreement to require Macallan Partners, LLC to purchase shares of its common stock. The Company hereby certifies that:

The amount of this put is $__________.

The Pricing Period runs from ________ until _______.

The current number of shares issued and outstanding as of the Company are:

The number of shares currently available for issuance are:

Regards,

EXHIBIT D

PUT SETTLEMENT SHEET

Date: ________________

Dear Mr. ________,

Pursuant to the Put given by [COMPANY], to Macallan Partners LLC ("Macallan") on ________________ 201_, we are now submitting the amount of common shares for you to issue to Macallan.

Please have a certificate bearing no restrictive legend totaling __________ shares issued to Macallan immediately and send via DWAC to the following account:

[INSERT]

If not DWAC eligible, please send FedEx Priority Overnight to:

[INSERT ADDRESS]

Once these shares are received by us, we will have the funds wired to the Company.

Regards,

Edward Bronson

Part III

EXHIBIT 3

SUBSCRIPTION AGREEMENT

EXHIBIT “3” - SUBSCRIPTION AGREEMENT

Print Name of Subscriber: ______________________________

Amount Invested $ ______________________________

Number of Shares: ______________________________

Metatron Inc.

____
Date

Subscription Instructions

(Please Read Carefully)

Each subscriber for a Share at [____________] ($0.001) Dollars per Share (the "Share") of Metatron Inc. (Metatron) a Delaware limited liability corporation ("the Company"), must complete and execute the Subscription Documents in accordance with the instructions set forth below. The completed documents should be sent to **Metatron Inc.,** and 160 Greentree Drive, Dover, Delaware 19904.

Payment for the Securities should be made by check payable to the Company and enclosed with the documents as directed in Section III below.

I. These Subscription Documents contain all of the materials necessary for you to purchase the Shares. This material is arranged in the following order:

- ***Subscription Agreement***
- ***Confidential Prospective Purchaser's Questionnaire***

II. All investors must complete in detail, date, initial, and sign the Subscription Documents where appropriate. All applicable sections must be filled in.

III. Payment for the Shares must be made by check as provided below:

Please make your check payable, in the appropriate amount, for the number of Shares purchased (at [____________] ($0.001) per Share), to **"Metatron Inc."**. Your check should be enclosed with your signed subscription documents.

All funds received from subscribers will be placed in a segregated Holding Account of the Company. Once the minimum offering amount has been reached the funds will be transferred to the Company's operating account and will be available for use.

IV. **SPECIAL INSTRUCTIONS**

FOR CORPORATIONS. Include copy of Board resolution designating the corporate officer authorized to sign on behalf of the corporation, a Board resolution authorizing the investment, and financial statements.

FOR PARTNERSHIPS. Provide a complete copy of the partnership agreement, questionnaire, and financial statements for each General Partner.

FOR TRUSTS. Provide a complete copy of the instruments or agreements creating the trust, as amended to date.

Subscription Agreement

Print Name of Subscriber:________________________________

Amount Invested: $__________________________

Number of Shares: __________________________

To: Metatron Inc.

Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for ___ Shares of Metatron Inc. (Metatron Inc.) (the "Company"), A Delaware Limited Liability Corporation, and agrees to invest in the Company [___________] ($________) Dollars per Share for an aggregate investment of $_________ (the "Investment Amount") upon the terms and subject to the conditions (a) set forth herein, and (b) described in the Confidential Private Placement Memorandum ("Private Placement Memorandum") dated May [___], 2014, together with all exhibits thereto and materials included therewith, and all supplements, if any, related to this offering. There is no minimum investment.

2. **Offering.** The Company is offering 1,000,000,000, with a minimum subscription of one (1) Share (the "Offering"). The maximum aggregate investment to the Company from this Offering will be One Million ($1,000,000) Dollars. The Offering is being made to investors pursuant to the Regulation A exemption available under the Securities Act of 1933 (the "Act").

3. **Documents to be delivered.** The undersigned is delivering to the Company executed copies of this Subscription Agreement, Investor Status and Investor Suitability Questionnaire (the "Subscription Documents"). The Subscription Documents should be delivered to **Metatron Inc.** 160 Greentree Drive, Dover, Delaware 19904. The undersigned understands and agrees that he or it will not become an investor in the company and the Company shall not consider the undersigned until the Company executes the Agreement.

4. **Making of the investment.** The undersigned, simultaneously with the delivery of the Subscription Documents to the Company, hereby tenders to the Company the Investment Amount by certified check made payable to the order of **Metatron Inc.** or as per the Company's instructions for payment by electronic funds transfer in the amount indicated above.

5. **Acceptance or Rejection of Subscription.** The undersigned understands and agrees that the Company reserves the right, exercisable in its sole discretion, to accept or reject any

subscription, in whole or in part, for any reason and that the undersigned will be notified by the Company as promptly as practicable as to whether his or its subscription has been accepted or rejected. If the undersigned's subscription is accepted, in whole or in part, by the Company, the Company will execute this Agreement and return them to the undersigned. If this subscription is rejected by the Company, The investor will be so notified. The undersigned does not have the right to withdraw or revoke his or its subscription during the Offering period, except as provided by certain state laws, except that if more than thirty (30) days shall have passed from the date the Company received completed and executed Subscription Documents and the Investment Amount from the undersigned (the "Acceptance Period"), and the Company has not accepted the subscription during the Acceptance Period, the undersigned may withdraw his or its subscription at any time after the Acceptance Period up until such time that the Company subsequently decides, in its sole discretion, to accept the subscription in whole or in part.

6. **Offering Period.** The Company may close in whole or in part or terminate this Offering under any of the following conditions:

   (a) Upon receipt of the maximum offering subscription amount of One Million ($1,000,000) Dollars,

   (b) Notwithstanding the above, this offer shall terminate upon the termination of the Form 1-A filed by the Company.

7. **Closing.** The share subscribed for herein shall not be deemed made by the Company or held by the undersigned until this Agreement has been countersigned by the Company, the Subscription Documents have been delivered to the Company, and the subscription funds have either been transferred via electronic transfer to the Holding Account or the certified funds check has been deposited in the Holding Account. Upon the completion of the aforementioned items, (a) the undersigned shall have invested in the Company the investment amount, (b) the undersigned shall become an investor in Company, (c) the undersigned and the Company shall be bound by the terms of the Private Placement Memorandum and the Subscription Documents and any other undertakings described herein.

8. **Representations and Warranties.**

   (a) **The Company hereby represents and warrants as follows:**

      (i) The Company is a Limited Liability Corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

      (ii) This Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditor's rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies under or by virtue of this Agreement). The Company has all requisite power and authority, corporate and other, to execute and deliver this Agreement and the Note(s) and to consummate the transactions contemplated hereby. All persons who have executed this Agreement and the Note(s) on behalf of the Company have been duly authorized to do so by all necessary corporate action. Neither the execution and delivery of this Agreement and the Note(s) nor the consummation of the transactions contemplated hereby will (A) violate any provision of the Certificate of Incorporation or Operating Agreement of the Company, as currently in effect; (B) violate any judgment, order, injunction, decree or award against, or binding upon, the Company or the securities, assets, properties, operations or business of the Company; or (C) violate any law or regulation applicable to the Company or to the securities, assets, properties, operations or business of the Company.

(b) **In order to induce the Company to accept the subscription made hereby, the undersigned hereby represents and warrants to the Company as follows:**

(i) The undersigned has received the Private Placement Memorandum and the Subscription Documents. The undersigned has read and understands the Private Placement Memorandum and Subscription Documents and the information contained in those documents concerning the Company and this Offering or has caused his or its representative to read and examine the Private Placement Memorandum and Subscription Documents. The undersigned has relied only on the information about the Company contained in these documents and his or its own independent investigation in making his or its subscription. The undersigned understands that the Shares will be issued with the rights and subject to the conditions described in the Private Placement Memorandum and Subscription Documents;

(ii) The undersigned is familiar with the terms and conditions of the Offering and is aware that his or its investment involves a degree of risk and the undersigned has read the section in the Private Placement Memorandum titled "Risk Factors."

(iii) The undersigned hereby specifically accepts and adopts each and every provision of this Agreement and acknowledges and agrees with each and every provision of this Agreement and, upon acceptance by the Company of the subscription made hereby, agrees to be bound by such provisions.

(iv) The undersigned acknowledges and is aware that there is no assurance as to the future performance of the Company.

(v) The undersigned, if an individual (A) has reached the age of majority in the state in which he resides and (B) is a bona fide resident and domiciliary (not a temporary or transient resident) of the state set forth below his signature on the signature page hereof and has no present intention of becoming a resident of any other state or jurisdiction. The undersigned, if a partnership, corporation, corporation, trust or other entity, was organized or incorporated under the laws of the jurisdiction set forth below the signature made on its behalf on the signature page hereof and has no present intention of altering the jurisdiction of its organization, formation or incorporation.

(vi) The undersigned has the financial ability to bear the economic risk of an investment in the Offering, has adequate means of providing for his or its current needs and personal contingencies, has no need for liquidity in the Share(s) and could afford a complete loss of his or its investment in the Offering.

(vii) The undersigned represents and warrants to the Company that he or it comes within one of the categories of investors as defined in Investor Status document (*please indicate by providing your initials next to the appropriate category in which the undersigned is included, and if the undersigned is an Accredited Investor, check the appropriate category of Accredited Investors in which the undersigned is an entity*).

(viii) The undersigned has been given the opportunity to review the merits of an investment in the Offering with tax and legal counsel or with an investment advisor to the extent the undersigned deemed advisable,

(ix) The undersigned's overall commitment to invest in the Share(s), which are not readily marketable, is not disproportionate to his or its net worth and his or its investment in the Offering will not cause such overall commitment to become excessive.

(x) The undersigned has such knowledge and experience in financial and business matters that he or it is capable of evaluating the merits and risks of an investment in the Offering.

(xi) The undersigned has been given a full opportunity to ask questions of and to receive (A) answers from the Company and its Managers concerning the terms and conditions of this Offering and the business of the Company and (B) such other information as he or it desired in order to evaluate an investment in the Offering, and all such questions have been answered to the full satisfaction of the undersigned. No oral or written representations have been made or oral or written information furnished to the undersigned or the undersigned's advisors in connection with the Offering or interests that were in any way inconsistent with this Subscription Agreement. The undersigned is not participating in the Offering as a result of or subsequent to: (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(xii) If the undersigned is a corporation, Corporation, partnership, trust or other entity, it is authorized and qualified to make this loan to the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

(xiii) If the undersigned is a corporation, corporation or partnership, the person signing this Agreement on its behalf hereby represents and warrants that the information contained in this Agreement completed by any shareholders of such corporation, members of such corporation or partners of such partnership is true and correct with respect to such shareholder, member or partner (and if any such shareholder is itself a corporation, corporation or partnership, with respect to all persons having an equity interest in such corporation, corporation or partnership, whether directly or indirectly) and that the person signing this Agreement has made due inquiry to determine the truthfulness and accuracy of the information contained in this Agreement.

(xiv) The purchase of the Share(s) by the undersigned has been duly authorized, and the execution, delivery and performance of this Agreement does not conflict with the undersigned's partnership agreement, certificate of incorporation, by-laws, articles of organization, operating agreement or any agreement to which the undersigned is a party and this Agreement is a valid and binding agreement enforceable against the undersigned in accordance with its terms.

(xv) 'The undersigned hereby represents that he or it is subscribing for the Shares as principal or as trustee, solely for the account of the undersigned, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, in whole or in part, or for the account, in whole or in part, of others, and, except as disclosed herein, no other person has a direct or indirect beneficial interest in the Share(s). The undersigned will hold the Share(s) as an investment and has no reason to anticipate any change in circumstances or other particular occasion or event, which would cause the undersigned to attempt to sell any of the Share(s).

(xvi) The undersigned acknowledges his or its understanding that (A) the Offering of the Share(s) by the Company has not been registered under the Act, as amended, or the securities laws of certain states in reliance on specific exemptions from registration, (B) the Confidential Memorandum and Subscription Documents have not been filed with or reviewed by the Securities and Exchange Commission or the securities department of any state and no securities administrator of any state or the federal government has recommended or endorsed this Offering or made any finding or determination relating to the fairness of an investment in the Company, and (C) the Offering of the Share(s) by the Company is intended to be exempt from registration pursuant to Section 3 (b) of the Act and the rules promulgated there under by the Securities and Exchange Commission, and that the undersigned's Share(s) cannot be sold, pledged, assigned or otherwise disposed of unless they are registered under the Act or an exemption from such registration is available.

(xvii) The undersigned represents and warrants that he or it will not transfer or convey all or part of his or its financial interest in the Share(s) unless such Share(s) are subsequently registered under the Act, or an exemption from such registration is available and without (A) the prior written consent of the Company and (B) an opinion of counsel acceptable to the Company and its counsel to the effect that the Share(s) may be transferred without violation of the registration requirements of the Act or any applicable state securities laws, as may be amended from time to time. The undersigned further acknowledges that there can be no assurance that the Company will file any Form 1-A for the Share(s) for which the undersigned is subscribing, that such Form 1-A, if filed, will be declared effective or, if declared effective, that the Company will be able to keep it effective until the undersigned sells the Share(s) registered thereon.

(xviii) The undersigned understands that this Agreement is subject to the Company's acceptance and may be rejected by the Company at any time in its sole discretion in whole or any part prior to issuance of the Share(s) with respect to the undersigned's subscription, notwithstanding prior receipt by the undersigned of notice of acceptance of the undersigned's subscription. The Company reserves the right to withdraw the Offering at any time.

(xix) The undersigned acknowledges that this Agreement shall become binding upon the undersigned when it is countersigned by the Company and the undersigned is not entitled to cancel, terminate, or revoke this subscription before or after acceptance by the Company, except as otherwise provided in this Agreement.

(xx) All information provided by the undersigned in the Investor Status and Investor Suitability Questionnaire which accompanies this Agreement is true and accurate in all respects, and the undersigned acknowledges that the Company will be relying on such information to its possible detriment in deciding whether the Company wishes to sell these Share(s) to the undersigned.

9. **Foreign Person.** If the undersigned has indicated on the signature page of this Agreement that he, she or it is a foreign person, he, she or it agrees to notify the Company in writing within sixty (60) days of becoming a nonresident alien, foreign corporation, foreign partnership, foreign trust, foreign estate or other foreign entity, as the case maybe.

10. **Indemnity.** The undersigned agrees to indemnify and hold harmless the Company, its managers, members, agents, attorneys and affiliates and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in this

Agreement or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

11. **Notice.** All notices in connection with this Agreement shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 11) with a copy, in the case of notice to the Company, to **Metatron Inc.**, 606 Ninth Street, Dover, Delaware 19904. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

12. **Miscellaneous.**

(a) This Agreement is not assignable by the undersigned. This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) This Agreement shall be deemed to have been made in the State of Delaware and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of Delaware without regard to conflict of laws rules applied in State of Delaware. The parties hereto hereby consent to personal jurisdiction and venue exclusively in the State of Delaware with respect to any action or proceeding brought with respect to this Agreement.

(c) This Agreement contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Agreement shall be effective unless in writing and signed by both parties to this Agreement.

(d) No waiver of any breach of any terms of this Agreement shall be effective unless made in writing signed by the party against whom enforcement of the waiver is sought, and no such waiver shall be construed as a waiver of any subsequent breach of that term or of any other term of the same or different nature.

(e) If any provision or portion of this Agreement or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Agreement.

(f) Each of the parties hereto shall cooperate and take such actions, and execute such other documents, at the execution hereof or subsequently, as may be reasonably requested by the other in order to carry out the provisions and purposes of this Agreement.

IN WITNESS WHEREOF, the undersigned, by his or its execution hereof, agrees to be bound by this Agreement.

Executed this ______ day of ________________, 20__, at______________(City), ___ _____

_________________________________ (State).

If the Investor is an INDIVIDUAL, complete the following:	
The undersigned *(circle one):* **[is]** **[is not]** a citizen or resident of the United States.	
Print Name of Individual:	Print Name of Spouse if Funds are to be invested in Joint Name or are Community Property:
Print Social Security Number of Individual:	Print Social Security Number of Spouse
Signature of Individual	Signature of Spouse if Funds are to be Invested in Joint Name or are Community Property
Print Address of Residence:	Print Telephone Number: ( )

The investor is PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY complete the following:	
The undersigned *(circle one)* **[is]** **[is not]** a foreign partnership, foreign corporation, trust or foreign estate (as defined in the Internal Revenue Code of 1986, as amended, and the treasury regulations promulgated thereunder.)	
Print Name of Partnership, Corporation, Trust or Entity:	Title of Authorized Representative
Signature of Authorized Representative	Print Jurisdiction of Organization or Incorporation
Print Name of Authorized Representative	Print Federal Tax Identification Number
Print Address of Residence:	Print Telephone Number: ( )

ACCEPTANCE
The terms of the foregoing, including the subscription described therein, are agreed to and accepted on this ___day of _____________, 2014.

Metatron Inc.

By:_______________________________

Part III

EXHIBIT 4

OPINION REGARDING LEGALITY

ARCHER & GREINER
A PROFESSIONAL CORPORATION
COUNSELLORS AT LAW
300 DELAWARE AVENUE
SUITE 1370
WILMINGTON, DE 19801
(302) 777-4350
FAX (302) 777- 4352

April 25, 2014

Metatron, Inc.
160 Greentree Drive
Suite 101
Dover, DE 19904

Gentlemen:

You have requested our opinion, as counsel for Metatron, Inc., a Delaware corporation (the "Company"), in connection with the Offering Circular on Form 1-A (the "Offering Circular"), under the Securities Act of 1933, as amended (the "Act"), filed by the Company with the Securities and Exchange Commission.

The Offering Circular relates to an offering of 1,000,000,000 shares of the Company's common stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion. It is our opinion that: (a) all 1,000,000,000 shares referred to above when sold, will be duly authorized, validly issued, fully paid and non-assessable upon issuance.

No opinion is expressed herein as to any laws other than the laws of the federal laws applicable to securities. This opinion opines upon federal law including the statutory provisions, all applicable provisions of the statutes and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the reference to our firm under the caption "Legal Matters" in the Offering Circular. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,



ARCHER & GREINER, PC

10890533v12